     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 1998

                                                      REGISTRATION NO. 333-46321
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                          ---------------------------

                          PROFESSIONAL DETAILING, INC.
             (Exact name of Registrant as specified in its charter)

                DELAWARE                                     7389                                    22-3562897
     (State or Other Jurisdiction of             (Primary Standard Industrial                     (I.R.S. Employer
     Incorporation or Organization)               Classification Code Number)                    Identification No.)
                                                    599 MacArthur Boulevard
                                                 Mahwah, New Jersey 07430-2326
                                                        (201) 818-8450
                                                   (201) 818-8445 Facsimile

  (Address, including zip code, and telephone number, including area code, of
                        Registrant's executive offices)

                              CHARLES T. SALDARINI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          PROFESSIONAL DETAILING, INC.
                            599 MACARTHUR BOULEVARD
                         MAHWAH, NEW JERSEY 07430-2326
                                 (201) 818-8450
                            (201) 818-8445 FACSIMILE
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                          ---------------------------

                                   Copies to:


                     KENNETH S. ROSE, ESQ.                                           KEITH F. HIGGINS, ESQ.
                   JOEL J. GOLDSCHMIDT, ESQ.                                              ROPES & GRAY
               MORSE, ZELNICK, ROSE & LANDER LLP                                     ONE INTERNATIONAL PLACE
                        450 PARK AVENUE                                            BOSTON, MASSACHUSETTS 02110
                   NEW YORK, NEW YORK 10022                                              (617) 951-7000
                        (212) 838-5030                                              (617) 951-7050 FACSIMILE
                   (212) 838-9190 FACSIMILE

                          ---------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the 'Securities Act'), check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                          ---------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.
A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED APRIL 28, 1998


                                2,800,000 SHARES

                          Professional Detailing, Inc.
                                  COMMON STOCK
                            ------------------------

ALL OF THE SHARES OF COMMON STOCK BEING OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. PRIOR TO THE OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE
   COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER SHARE WILL BE BETWEEN $12.00 AND $14.00. SEE
     'UNDERWRITERS' FOR A DISCUSSION OF THE FACTORS TO BE CONSIDERED IN
                 DETERMINING THE INITIAL PUBLIC OFFERING PRICE.
                            ------------------------


            THE COMMON STOCK HAS BEEN APPROVED FOR QUOTATION ON THE
                NASDAQ NATIONAL MARKET UNDER THE SYMBOL 'PDII.'

                            ------------------------

        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE 'RISK FACTORS'
                    BEGINNING ON PAGE 7 OF THIS PROSPECTUS.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                CRIMINAL OFFENSE.
                            ------------------------

                             PRICE $       A SHARE
                            ------------------------

                                                                       UNDERWRITING

                                                PRICE TO               DISCOUNTS AND             PROCEEDS TO
                                                 PUBLIC               COMMISSIONS (1)            COMPANY (2)
                                            ----------------          ---------------          ----------------
Per Share..............................            $                         $                        $
Total (3)..............................            $                         $                        $

------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(2) Before deducting expenses payable by the Company estimated at $1,000,000.

(3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 420,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be
    $      , $      and $      , respectively. See 'Underwriters.'
                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Ropes & Gray, counsel for the Underwriters. It is expected that delivery of
the Shares will be made on or about           , 1998 at the office of Morgan
Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER
                            WILLIAM BLAIR & COMPANY
                                                               HAMBRECHT & QUIST

            , 1998

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

     UNTIL         , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING) ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

                               TABLE OF CONTENTS


                                                                                                              PAGE
                                                                                                              ----
Prospectus Summary........................................................................................      3
Summary Financial Data....................................................................................      5
Risk Factors..............................................................................................      7
Use of Proceeds...........................................................................................     13
Dividend Policy...........................................................................................     13
S Corporation Termination.................................................................................     13
Capitalization............................................................................................     14
Dilution..................................................................................................     15
Selected Financial Data...................................................................................     16
Management's Discussion and Analysis of Financial Condition and Results of Operations.....................     18
Business..................................................................................................     26
Management................................................................................................     39
Certain Transactions......................................................................................     45
Principal Shareholders....................................................................................     46
Description of Capital Stock..............................................................................     47
Shares Eligible for Future Sale...........................................................................     49
Underwriters..............................................................................................     50
Legal Matters.............................................................................................     52
Experts...................................................................................................     52
Additional Information....................................................................................     52
Index to Financial Statements.............................................................................    F-1



                            ------------------------

     The Company intends to furnish to its stockholders annual reports containing audited financial statements and an opinion thereon expressed by independent accountants and quarterly reports for the first three quarters of each fiscal year containing interim financial information.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITERS.'
                            ------------------------

     In this Prospectus, the term the 'Company' or 'PDI' includes Professional Detailing, Inc., a Delaware corporation, and its predecessors. The Company's corporate headquarters are located at 599 MacArthur Boulevard, Mahwah, New Jersey 07430, and its telephone number is (201) 818-8450.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Financial Statements and the notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus has been adjusted to reflect a merger (the 'Merger') of Professional Detailing, Inc., a New Jersey corporation, with and into Professional Detailing, Inc., a Delaware corporation, immediately prior to the effective date of the registration statement of which this Prospectus is a part. Upon completion of the Merger, the shareholders of the New Jersey corporation will own an aggregate of 7,464,562 shares of the Delaware corporation and all outstanding options to purchase shares of the New Jersey corporation will be converted into options to purchase shares of the Delaware corporation. All references herein to industry financial and statistical information are based on trade articles, industry reports and other sources that the Company believes to be reliable, although there can be no assurance to that effect. Unless specified to the contrary or the context clearly implies otherwise, all references herein to the 'Company' or 'PDI' shall be deemed to include Professional Detailing, Inc., a Delaware corporation, and its predecessors. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     The Company is a leading provider of comprehensive customized sales solutions on an outsourced basis to the United States pharmaceutical industry. The Company believes it has achieved this leadership position based on its 10 years of industry experience and its relationships with many of the pharmaceutical industry's largest companies. Since inception, the Company has designed customized product detailing programs for approximately 25 clients, including Pfizer Inc., Astra Merck Inc., Glaxo Wellcome Inc. and Johnson & Johnson. These programs have been designed to promote more than 70 different products, including such leading prescription medications as Prilosec(Registered), Wellbutrin(Registered) and Cardura(Registered), as well as a number of over-the-counter ('OTC') products such as Bayer(Registered) Aspirin, Pepcid AC(Registered) and Monistat 5(Registered), to hospitals, pharmacies and physicians in approximately 20 different specialties. The Company's primary objective is to enhance its leadership position in the growing contract sales organization ('CSO') industry and to become the premier supplier of comprehensive sales solutions to the pharmaceutical industry and other segments of the healthcare market.


     The Company has demonstrated strong internal growth, generated by securing new business from leading pharmaceutical companies and by renewing and expanding programs with existing clients. The Company believes that it is one of the largest CSOs operating in the United States measured both by revenue and number of sales representatives used in programs. Revenue and gross profit grew at compound rates of 88.9% and 61.0%, respectively, between 1994 and 1997. The number of sales representatives (both full-time and part-time) employed by the Company increased from 130 as of December 31, 1993 to 930 as of December 31, 1997. Over that same period, the Company's mix between part-time and full-time representatives shifted from 100% part-time to 43% part-time. The Company has also experienced a consistently high renewal rate among its clients. For example, for the year ended December 31, 1997, approximately 89% of the Company's revenue was generated from clients that had contributed to its 1996 revenue.


     According to PMSI Scott-Levin Inc., a healthcare marketing information company ('Scott-Levin'), United States pharmaceutical companies spent approximately $5.0 billion on product detailing in 1997. The Company estimates that product detailing, on average, represents approximately 60% of a pharmaceutical company's total promotional spending. Product detailing involves a face-to-face meeting between a sales representative and a targeted prescriber, usually a physician identified because of his or her specialty or prescribing patterns. Detailing generally occurs in physician offices and hospitals, although conventions and trade association meetings may also provide an appropriate forum. The sales representative is required to possess a high level of product knowledge, as well as other technical and therapeutic expertise. Product detailing involves a technical review of the product's legally authorized indications and usage, role in disease treatment, mechanism of action, side effects, dosing, drug interactions, cost and availability (i.e., the 'details').


     The CSO industry provides outsourced physician detailing programs to pharmaceutical, medical device and diagnostic companies. CSOs have evolved from providing detailing support for OTC products into a full-service industry handling some of the leading prescription pharmaceutical compounds. Since the early 1990s, the United States pharmaceutical industry has increasingly used CSOs to provide the detailing service required to introduce new products, reintroduce older products, supplement existing sales efforts, raise promotional barriers to entry for competitors and demonstrate the incremental sales impact of detailing a particular product. While there is little available data regarding the CSO industry, the Company believes that there are approximately eight CSOs currently operating in the United States. The Company also believes, based on its market research, that 17 of the

50 largest pharmaceutical companies in the United States, measured by 1996 healthcare revenue, currently use CSOs. Finally, the Company estimates that revenues for the CSO industry in the United States increased from approximately $80 million in 1995 to $185 million in 1996 and $325 million in 1997.

     The Company is engaged by its clients to design and implement product detailing programs for both prescription and OTC pharmaceutical products. Such programs typically include three phases: design, execution and assessment. In the program design phase, the Company works with the client to understand needs, define objectives, select targets and determine appropriate staffing. Program execution involves recruiting, hiring, training and managing a sales force, which performs detail calls promoting the particular client's pharmaceutical products. Assessment, the last phase of the program, involves measurement of sales force performance and program success relative to the goals and objectives outlined in the program design phase.

     The Company believes that because of the benefits of outsourcing, pharmaceutical companies have made a strategic decision to continue to outsource a significant portion of their sales and marketing activities. The Company believes that the trend toward the increased use of CSOs by pharmaceutical companies will continue due to the following industry dynamics: (i) pharmaceutical companies will continue to expand their product portfolios and, as a result, will need to add sales force capacity, (ii) pharmaceutical companies will continue to face margin pressures and will seek to maintain flexibility by converting fixed costs to variable costs, and (iii) the availability of qualified CSOs will provide an incentive to pharmaceutical companies to continue to outsource this function.

     The Company believes that it is well positioned to benefit from these growth opportunities. Through its 10 years of providing service to the United States pharmaceutical industry, the Company has demonstrated that it is a high-quality, results-oriented provider of detailing services. The Company maintains a highly qualified sales force as a result of a rigorous recruiting process and training programs that are comparable to those of the pharmaceutical companies. The Company believes that one of its biggest competitive advantages is its ability to provide customized solutions to its clients. Finally, as one of the largest CSOs, the Company has achieved the size and demonstrated the ability to perform large detailing programs and execute multiple programs simultaneously.

     In order to leverage its competitive advantages, PDI's growth strategy emphasizes: (i) enhancing its leadership position in the growing CSO market by maintaining its historic focus on high-quality contract sales services and by continuing to build and invest in the Company's core competencies and operations; (ii) expanding both its relationship with existing clients and its selling efforts to capture new clients; (iii) offering additional promotional, marketing and educational services and further developing its existing detailing services; (iv) entering new geographic markets; and (v) investigating and pursuing appropriate acquisitions of detailing or detailing-related companies.

     The Company was incorporated under the laws of the state of Delaware on February 10, 1998. The Company's predecessor was incorporated under the laws of New Jersey on March 10, 1988. The Company's principal executive offices are located at 599 MacArthur Boulevard, Mahwah, New Jersey 07430 and its telephone number is (201) 818-8450.

                                  THE OFFERING

Common Stock to be Offered..........................................  2,800,000 Shares
Common Stock to be Outstanding after the Offering...................  10,264,562 Shares(1)
Use of Proceeds.....................................................  Working capital for business expansion purposes, investment
                                                                      in infrastructure and other
                                                                      general corporate purposes,
                                                                      including potential
                                                                      acquisitions. See 'Use of

                                                                      Proceeds.'
Proposed Nasdaq National Market Symbol..............................  PDII

------------------

(1) Excludes (i) 67,181 shares of Common Stock issuable upon the exercise of stock options outstanding on March 31, 1998, at a weighted average exercise price of $1.61 per share and (ii) 682,819 additional shares of Common Stock reserved for future grants under the Company's 1998 Stock Option Plan. The Company anticipates that, immediately following completion of this Offering, it will grant options to its employees to purchase between 250,000 and 300,000 shares of Common Stock, exercisable at the initial public offering price. See 'Management -- 1998 Stock Option Plan.'

                             SUMMARY FINANCIAL DATA

STATEMENT OF OPERATIONS DATA:


                                                                                                      THREE MONTHS
                                                                                                          ENDED
                                                                   YEAR ENDED DECEMBER 31,              MARCH 31,
                                                               -------------------------------     -------------------
                                                                1995        1996        1997        1997        1998
                                                               -------     -------     -------     -------     -------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)

Revenue....................................................    $18,497     $33,013     $54,674     $ 9,980     $23,450
Program expenses...........................................     15,527      27,118      44,392       8,587      15,960
                                                               -------     -------     -------     -------     -------
Gross profit...............................................      2,970       5,895      10,282       1,393       7,490
Compensation expense.......................................      2,124       3,191       5,121       1,300       1,997
Bonus to majority shareholder(1)(2)........................        425       1,500       2,243         561       --
Stock grant expense(2)(3)..................................      --          --          4,470       4,470       --
Other general, selling and administrative expenses.........      1,159       1,650       2,755         680         602
                                                               -------     -------     -------     -------     -------
Total general, selling and administrative expenses.........      3,708       6,341      14,589       7,011       2,599
                                                               -------     -------     -------     -------     -------
Operating income (loss)(2).................................       (738)       (446)     (4,307)     (5,618)      4,891
Other income, net..........................................         70          98         155          11          90
                                                               -------     -------     -------     -------     -------
Income (loss) before provision for (benefit from) income
  taxes....................................................       (668)       (348)     (4,152)     (5,607)      4,981
Pro forma provision for (benefit from) income taxes(4).....        (14)      --          --          --            996
                                                               -------     -------     -------     -------     -------
Pro forma net income (loss)(4).............................    $  (654)    $  (348)    $(4,152)    $(5,607)    $ 3,985

                                                               -------     -------     -------     -------     -------
                                                               -------     -------     -------     -------     -------
Pro forma basic net income (loss) per share(4)(5)..........    $ (0.09)    $ (0.05)    $ (0.56)    $ (0.75)    $  0.53
                                                               -------     -------     -------     -------     -------
                                                               -------     -------     -------     -------     -------
Pro forma diluted net income (loss) per share(4)(5)........    $ (0.09)    $ (0.05)    $ (0.56)    $ (0.75)    $  0.53
                                                               -------     -------     -------     -------     -------
                                                               -------     -------     -------     -------     -------
Pro forma basic weighted average number of shares
  outstanding(5)...........................................      7,465       7,465       7,465       7,465       7,465
                                                               -------     -------     -------     -------     -------
                                                               -------     -------     -------     -------     -------
Pro forma diluted weighted average number of shares
  outstanding(5)...........................................      7,465       7,465       7,465       7,465       7,523
                                                               -------     -------     -------     -------     -------
                                                               -------     -------     -------     -------     -------


OTHER OPERATING DATA:


Number of detail programs..................................         10          13          15
Number of clients..........................................          7           8          12
Average size of detail program.............................    $ 1,850     $ 2,539     $ 3,645
Number of sales representatives at end of period:
  Full-time................................................      --             33         529
  Part-time................................................        419         691         401
                                                               -------     -------     -------
  Total....................................................        419         724         930
                                                               -------     -------     -------
                                                               -------     -------     -------


------------------


(1) The Company has been treated as an S Corporation under subchapter S of the Internal Revenue Code of 1986, as amended (the 'Code') since January 1, 1991 and under the corresponding provisions of the tax laws of the State of New Jersey since January 1, 1994. Historically, as an S Corporation, the Company made annual bonus payments to its majority shareholder based on the Company's estimated profitability and working capital requirements. With the exception of the final distribution to be declared immediately prior to the Offering, the Company does not expect to pay bonuses to its majority shareholder in future periods. See footnote 6 below and 'Dividend Policy.'



(2) Bonus to majority shareholder and stock grant expense are non-recurring charges. Exclusive of these non-recurring charges, the Company's operating income (loss) for the years ended December 31, 1997, 1996 and 1995, would have been $2,406,000, $1,054,000 and ($313,000), respectively, and for the quarter ended March 31, 1997 would have been ($587,000). See footnote 1 above.



(3) On January 1, 1997, the Company issued shares of its Common Stock to Charles
    T. Saldarini, its current President and Chief Executive Officer. As a result, prior to the Offering, Mr. Saldarini owns 15.0% of the Common Stock outstanding. For financial accounting purposes, a non-recurring, non-cash compensation expense was recorded in the quarter ended March 31, 1997. See 'Principal Shareholders,' 'Management,' 'Certain Transactions' and note 12 to the Company's Financial Statements.



(4) As an S Corporation, the Company has not been subject to Federal or New Jersey corporate income taxes, other than a New Jersey state corporate income tax of approximately 2%. Upon consummation of this Offering, the Company will no longer be treated as an S Corporation, and, accordingly, will be subject to Federal and state corporate income taxes. Pro forma provision for (benefit from) income taxes, net income (loss) and basic and diluted net income (loss) per share for all periods presented reflect a provision for or benefit from income taxes as if the Company had been taxed as a C Corporation for all periods. The pro forma effective tax rate for the period ended March 31, 1998 is 20%. The difference between the pro forma statutory rate of 40% and the effective rate relates to the net operating loss carryforwards assumed to be recognized in 1998, for which a valuation allowance would have been previously recorded. The Company expects its effective tax rate to approximate 40% in future periods. The Company will not be able to carry forward any net operating losses from periods prior to the Offering. See note 14 to the Company's Financial Statements.



(5) See note 3 to the Company's Financial Statements for a description of the computation of pro forma basic and diluted net income (loss) per share and basic and diluted weighted average number of shares outstanding.

BALANCE SHEET DATA:


                                                                                    AS OF MARCH 31, 1998
                                                                         -------------------------------------------
                                                                                                        PRO FORMA
                                                                         ACTUAL      PRO FORMA(6)     AS ADJUSTED(7)
                                                                         -------     ------------     --------------
                                                                         (IN THOUSANDS)

Cash and cash equivalents............................................    $10,674       $  6,757          $ 39,609
Working capital......................................................      2,649         (1,268)           31,584
Total assets.........................................................     24,482         20,565            53,417
Total long-term debt.................................................      --            --               --
Shareholders' equity ................................................      3,917         --                32,852


------------------


(6) Pro forma data gives effect to the final distribution of $3.9 million to the Company's existing shareholders immediately prior to the consummation of this Offering, assuming such distribution occurred on March 31, 1998. The actual amount of the final distribution will reflect shareholders' equity at March 31, 1998 of $3.9 million and the Company's earnings from April 1, 1998 to the consummation of the Offering. See 'Dividend Policy,' 'S Corporation Termination' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'



(7) Adjusted to reflect the receipt of the net proceeds from the sale of the shares offered hereby at an assumed initial public offering price of $13.00 per share and the pro forma effect of the final distribution to the Company's existing shareholders immediately prior to the consummation of this Offering. See footnote 6 above, 'Dividend Policy,' 'S Corporation Termination' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the shares of Common Stock offered hereby.

DEPENDENCE ON THE PHARMACEUTICAL INDUSTRY

     Substantially all of the Company's revenue to date has been generated from providing product detailing services to pharmaceutical companies. Accordingly, the Company's business, financial condition and results of operations are highly dependent on sales and marketing expenditures by pharmaceutical companies for the sale and distribution of pharmaceutical products. The Company has benefited to date from the growing trend of pharmaceutical companies to outsource sales and marketing programs to CSOs. There can be no assurance that this trend in outsourcing will continue. The Company could be materially and adversely affected by unfavorable developments in the pharmaceutical industry generally or any reduction in expenditures for, or future outsourcing of, promotional, marketing and sales activities by pharmaceutical companies or a shift in marketing focus away from product detailing. Promotional, marketing and sales expenditures by pharmaceutical companies have in the past been, and could in the future be, negatively impacted by, among other things, governmental reform or private market initiatives intended to reduce the cost of pharmaceutical products or by governmental, medical association or pharmaceutical industry initiatives designed to regulate the manner in which pharmaceutical companies promote their products. Furthermore, the trend in the pharmaceutical industry toward consolidation, by merger or otherwise, may result in a reduction in the use of CSOs. A significant change in the direction of the outsourcing trend generally, or a trend in the pharmaceutical industry not to use, or to reduce the use of, outsourced marketing services, such as those provided by the Company, would have a material adverse effect on the Company. See
'Business -- The CSO Industry.'

CUSTOMER CONCENTRATION


     The Company's revenue and profitability are highly dependent on its relationships with several large pharmaceutical companies. In 1995, the Company's four largest clients accounted for approximately 43%, 18%, 14% and 10%, respectively, or a total of 85%, of its revenue. In 1996, the Company's four largest clients accounted for approximately 30%, 22%, 16% and 16%, respectively, or a total of 84%, of its revenue. In 1997, the Company's four largest clients, Pfizer, Glaxo Wellcome, Astra Merck and Novartis, accounted for approximately 25%, 24%, 19% and 10%, respectively, or a total of 78%, of its revenue. The Company is likely to continue to experience a high degree of concentration of business. Such concentration may become greater as a result of consolidation within the pharmaceutical industry. The loss or significant reduction of business from any significant customer, including as a result of further consolidation in the pharmaceutical industry, could have a material adverse effect on the Company's business and results of operations. See 'Business -- Clients and Contracts.'


LACK OF PROFITABILITY


     For the years ended December 31, 1995, 1996 and 1997, the Company had net losses of $668,000, $347,000 and $4,152,000, respectively. At December 31, 1997, the Company had a retained deficit of $5,242,000. The Company's net losses in 1995 and 1996 were primarily due to expenses incurred in connection with the expansion of the Company's business and bonus payments to its majority shareholder. The Company's negative retained earnings and net loss for 1997 were due to bonus payments to its majority shareholder and a non-cash, non-recurring compensation expense relating to stock granted to the Company's President and Chief Executive Officer, Charles T. Saldarini. The Company must continue to replace and/or expand existing programs and obtain new clients in order to achieve and sustain profitability. There can be no assurance that the Company will be able to continue to generate increased revenue or achieve profitable operations. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'



RISKS ASSOCIATED WITH THE NATURE OF CONTRACTS

     The Company's contracts are generally for terms of six months to one year and are subject to renewal upon expiration. In addition, a single contract may account for a significant portion of the Company's total revenue. The Company's contracts may be terminated by the client at any time for any reason. Also, contracts typically contain significant penalties if the Company fails to meet stated performance benchmarks. While the cancellation of certain of the Company's contracts by a client without cause may result in the imposition of penalties on such client, such penalties may not act as an adequate deterrent to the termination of such contracts. In addition, there can be no assurance that such penalties will offset the revenue which could have been earned under such contract or the costs which the Company may incur as a result of such termination. Furthermore, all of the Company's sales representatives are employees rather than independent contractors. Accordingly, upon the termination of a particular contract, unless the Company can immediately transfer the sales force to a new program, it either must continue to compensate those employees, without realizing any related revenue, or terminate their employment. If the Company terminates their employment, it may incur significant expenses relating to such termination, including the cost of recruiting and hiring replacement sales personnel. Finally, substantially all of the Company's contracts are fixed fee arrangements. Accordingly, if the Company underestimates the costs associated with the services to be provided pursuant to a particular contract, or if there are unanticipated increases in the Company's operating or administrative expenses, the margins on a particular contract and the overall profitability of the Company may be adversely affected. The failure to obtain new contracts to replace expiring contracts, the cancellation or delay of an existing contract, the failure to satisfy the minimum performance standards set forth in a contract, the inability of the Company to transfer a sales force to a new program upon the termination of program, or the underestimation of costs associated with a particular contract could have a material adverse effect on the Company's business and results of operations. See 'Business -- Clients and Contracts.'


VARIABILITY OF QUARTERLY OPERATING RESULTS


     The Company's results of operations have been, and are expected to continue to be, subject to quarterly fluctuations. Revenue, generally, is recognized as services are performed while program costs, other than training costs, are expensed as incurred. As a result, during the first two to three months of a new contract, the Company may incur substantial expenses associated with staffing a new program without recognizing any revenue under such contract. This could have an adverse impact on the Company's operating results for the quarters in which such expenses are incurred. In the future, quarterly operating results may fluctuate as a result of a number of factors, including the commencement, delay, cancellation or completion of programs; the mix of services provided; the timing of start-up expenses for new programs and services; the accuracy of estimates of resources required for ongoing programs; the timing and integration of acquisitions; changes in regulations related to pharmaceutical companies; and general economic conditions. The Company believes that quarterly comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. Fluctuations in quarterly results could also adversely affect the market price of the Common Stock in a manner unrelated to the long term operating performance of the Company. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview' and ' -- Quarterly Results.'


MANAGEMENT OF GROWTH

     The Company has recently experienced rapid growth in the number of its employees, the size of its programs and the scope of its operations. This growth has placed and will continue to place a strain on operational, human and financial resources. The Company's ability to manage such growth effectively will depend upon its ability to enhance its management team and its ability to attract and retain skilled employees. The Company's success will also depend on the ability of its officers and key employees to continue to implement and improve its operational, management information and financial control systems, and to expand, train and manage its workforce. There can be no assurance that the Company will be able to manage its growth effectively. Failure to manage growth effectively could have a material adverse effect on the Company's business and results of operations. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business.'

POSSIBLE HEALTHCARE REFORM; IMPACT OF MANAGED HEALTHCARE PROGRAMS

     Healthcare reform measures have been considered by Congress and other Federal and state bodies during recent years. The intent of the proposals generally has been to reduce healthcare costs and the growth of total healthcare expenditures and expand healthcare coverage for the uninsured. Although comprehensive healthcare reform has been considered, only limited proposals have been enacted. Comprehensive healthcare reform may be considered again and efforts to enact reform bills are likely to continue. Implementation of government healthcare reform may adversely affect promotional and marketing expenditures by pharmaceutical companies, which could decrease the business opportunities available to the Company. The Company is unable to predict the likelihood of such legislation or similar legislation being enacted into law or the effects that any such legislation would have on its business, results of operations and financial condition.

     The primary trend in the United States healthcare industry is toward cost containment. In recent years, managed care providers have been able to exercise greater influence through managed treatment and hospitalization patterns, a shift from reimbursement on a cost basis to per capita limits for patient treatment and the use of formularies (lists of preapproved products that a physician may prescribe). The increasing use of managed care, centralized purchasing decisions, consolidations among and integration of healthcare providers are continuing to affect purchasing and usage patterns in the healthcare system. Decisions regarding the use of pharmaceutical products are increasingly being consolidated into group purchasing organizations, regional integrated delivery systems and similar organizations and are becoming more economically focused, with decision makers taking into account the cost of the product and whether a product reduces the cost of treatment. There can be no assurance the Company will not be adversely affected by cost containment measures. Government or private initiatives to further contain pharmaceutical pricing could have a material adverse effect on the pharmaceutical industry, and thus on the Company. See 'Business -- The CSO Industry.'

GOVERNMENT REGULATION

     The healthcare industry is subject to extensive regulation. Various laws, regulations and guidelines promulgated by government, industry and professional bodies affect, among other matters, the provision, licensing, labeling, marketing, promotion, sale and distribution of healthcare services and products, including pharmaceutical products. It is possible that additional laws, regulations and guidelines or changes in current laws, regulations or guidelines may be adopted in the future. The failure of the Company or its clients to comply with such laws, regulations and guidelines, or any change in applicable laws, regulations and guidelines could, among other things, limit or prohibit certain business activities of the Company or its clients, subject the Company or its clients to adverse publicity, increase the cost of regulatory compliance or subject the Company or its clients to monetary fines or other penalties. Such actions could have a material adverse effect on the Company's business, results of operations, and financial condition. See 'Business -- Government and Industry Regulation.'

FRAUD AND ABUSE LAWS

     The healthcare industry is subject to various Federal and state laws pertaining to healthcare fraud and abuse including prohibitions on the payment or acceptance of kickbacks or other remuneration in return for the purchase or lease of products which are paid for by Medicare or Medicaid. Sanctions for violating these laws include criminal penalties and civil sanctions, including fines and penalties, and possible exclusion from Medicare, Medicaid and other Federal healthcare programs. Although the Company believes its business arrangements are outside the scope of such Federal and state fraud and abuse laws, there can be no assurance that the Company's practices will not be challenged under these laws in the future or that such a challenge would not have a material adverse effect on the Company's business, financial condition and results of operations. See 'Business -- Government Regulation.'

ABILITY TO ATTRACT AND RETAIN EXPERIENCED SALES REPRESENTATIVES

     The success and growth of the Company's business depends upon its ability to attract and retain qualified and experienced sales representatives. There is intense competition for experienced pharmaceutical sales representatives and there can be no assurance the Company will be able to continue to attract and retain such qualified personnel. The Company's inability to attract and retain qualified sales representatives would have a material adverse effect on the Company's business and results of operations. See 'Business -- Program Description.'


COMPETITION; INDUSTRY CONSOLIDATION

     The Company primarily competes with in-house sales and marketing departments of pharmaceutical companies, other CSOs and other third party providers to the pharmaceutical industry, many of which possess substantially greater capital, personnel and other resources than the Company. In addition to the in-house sales forces of pharmaceutical companies, the Company's current major competitors include CSOs such as Innovex Limited, a subsidiary of Quintiles Transnational Corp., and the various sales and marketing affiliates of Snyder Communications, Inc. As a result of competitive pressures, various sales and marketing organizations providing services to the pharmaceutical industry are consolidating and are becoming targets of global organizations. This trend is likely to produce increased competition among CSOs for both clients and acquisition candidates and increased competitive pressures on smaller providers. If the trend in the pharmaceutical industry towards consolidation continues, pharmaceutical companies may have excess in-house sales force capacity and may, as a result, reduce or eliminate their use of CSOs. There are relatively few barriers to entry into the CSO industry and there can be no assurance that, as the CSO industry continues to evolve, additional competitors with greater resources than the Company will not enter the industry or that the Company's customers will not choose to conduct more of their sales services internally, with other CSOs or with organizations that can provide a broader range of sales and marketing services. Although the Company intends to monitor industry trends and respond accordingly, there can be no assurance that the Company will be able to anticipate and successfully respond to such trends. Increased competition may lead to price and other forms of competition that may have a material adverse effect on the Company's business and results of operations. See
'Business -- Competition.'

POTENTIAL LIABILITY

     The Company is engaged in the business of detailing pharmaceutical products. Such activities could expose the Company to risk of liability for personal injury or death to persons using such products, although the Company does not commercially market or sell the products to end-users. While the Company has not been subject to any claims or incurred any liabilities due to such claims, there can be no assurance that substantial claims or liabilities will not arise in the future. The Company seeks to reduce its potential liability through measures such as contractual indemnification provisions with clients (the scope of which may vary from client to client, and the performances of which are not secured) and reliance on insurance maintained by clients. The Company, however, could also be held liable for errors and omissions of its employees in connection with the services it performs that are outside the scope of any indemnity. The Company could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is outside the scope of the indemnification agreements; if the indemnity, although applicable, is not performed in accordance with its terms; or if the Company's liability exceeds the amount of applicable insurance or indemnity. The Company currently does not carry product liability insurance and is not insured against the errors and omissions of its employees. See 'Business -- Liability and Insurance.'

DEPENDENCE ON KEY PERSONNEL

     The Company depends on a number of key executives, including Charles T. Saldarini, its President and Chief Executive Officer, and Steven K. Budd, its Chief Operating Officer. The loss of the services of any of the Company's key executives could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not maintain 'key man' life insurance policies on any of its executives although it intends to obtain a $5 million policy on the life of Charles T. Saldarini. There can be no assurance that the Company will be able to obtain such insurance on terms acceptable to the Company, if at all. See 'Management.'

CONTROL BY EXISTING SHAREHOLDER

     Following completion of this Offering, assuming the Underwriters' over-allotment option is not exercised, John P. Dugan, Chairman of the Board of Directors of the Company, will beneficially own approximately 61.8% (or 59.4% if the over-allotment option is exercised in full) of the Company's outstanding Common Stock (excluding shares issuable upon the exercise of options). As a result, Mr. Dugan will have the ability to determine the election of all of the Company's directors, and to determine the outcome of most corporate actions requiring shareholder approval, including the merger of the Company with or into another company, the sale of all or substantially all of the Company's assets and amendments to the Company's Certificate of Incorporation (the 'Certificate of Incorporation'). In addition, Mr. Dugan will have the power to delay, defer or prevent a change in control of the Company. See 'Principal Shareholders.'

ACQUISITION RISKS

     As part of its business strategy, the Company will evaluate new acquisition opportunities. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations and products or services of the acquired companies, the expenses incurred in connection with the acquisition and subsequent assimilation of operations and products or services, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired company. Acquisitions of companies outside the United States also may involve the additional risks of assimilating differences in international business practices and overcoming language differences as well as the risks inherent in conducting international business, including exposure to currency fluctuations, difficulties in complying with a variety of foreign laws, unexpected changes in regulatory requirements, difficulties in staffing and managing foreign operations and potentially adverse tax consequences. There can be no assurance that the Company will successfully identify, complete or integrate any future acquisitions, or that acquisitions, if completed, will contribute favorably to the Company's operations and future financial condition. The Company may also face increased competition for acquisition opportunities, which may inhibit the Company's ability to consummate suitable acquisitions on terms favorable to the Company. See 'Use of Proceeds' and 'Business -- Growth Strategy.'


UNSPECIFIED USE OF PROCEEDS

     None of the net proceeds that the Company will receive from this Offering have been designated for any specific purpose. As a consequence, the Company's management will have broad discretion with respect to the use of such proceeds. The principal purposes of the Offering are to obtain additional working capital for business expansion purposes, investment in infrastructure, to facilitate the Company's access to public equity markets and to enhance the Company's ability to use its Common Stock as consideration for possible acquisitions and as a means of attracting and retaining key employees. Net proceeds from this Offering will also be available for general corporate purposes, including replenishment of working capital used to make the final distribution to the Company's existing shareholders. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, products or services; however, there are no commitments or agreements with respect to any such transaction at the present time. See 'Use of Proceeds,' 'Dividend Policy' and 'S Corporation Termination.'

NO PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market for the Common Stock will develop or, if one does develop, that it will be maintained. The initial public offering price, which will be established by negotiations between the Company and representatives of the Underwriters, may not be indicative of prices that will prevail in the trading market for the Common Stock. The market price of the Common Stock could be subject to wide fluctuations in response to variations in operating results from quarter to quarter, changes in earnings estimates by analysts, market conditions in the industry and general economic conditions. Furthermore, the stock market has experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. These market fluctuations may have an adverse effect on the market price of the Common Stock. See 'Underwriters.'

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of the Common Stock of the Company in the public market, or the prospect of such sales, could have a material adverse effect on the market price of the Common Stock. Immediately following the Offering, the Company will have outstanding 10,264,562 shares of Common Stock (excluding 750,000 shares reserved for issuance under the Company's 1998 Stock Option Plan, of which 67,181 are issuable upon exercise of outstanding options granted to certain executives of the Company and between 250,000 to 300,000 will be issuable upon exercise of options expected to be issued to other employees of the Company immediately following completion of this Offering). The 2,800,000 shares of Common Stock offered hereby (3,220,000 if the Underwriters' over-allotment option is exercised in full) will be eligible for public sale without restriction under the Securities Act of 1933, as amended (the 'Securities Act') by persons other than 'affiliates' (as that term is defined in Rule 144 under the Securities Act) of the Company. All of the remaining 7,464,562 shares of Common Stock outstanding will be 'restricted securities' within the meaning of Rule 144 and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration including, among others, the exemption provided by Rule 144 under the Securities Act. All of the Company's executive officers and directors, who beneficially own 7,464,562 shares of Common Stock and options to purchase 67,181 shares of Common Stock, have agreed that they will not, without the prior written consent of Morgan Stanley & Co. Incorporated (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause
(i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 180 days after the date of this Prospectus. The restrictions described in the preceding sentence do not apply to transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Offering. Taking into consideration the effect of the 180-day 'lock-up' agreements covering all of the restricted shares and options to purchase an additional 67,181 shares held by executive officers, such restricted shares will be eligible for sale upon the expiration of the lock-up agreements, subject to the provisions of Rule 144 or Rule 701 under the Securities Act.


     The Company intends to register on Form S-8 under the Securities Act as soon as practicable after the effective date of the Offering, 750,000 shares of Common Stock issued or reserved for issuance under the Company's 1998 Stock Option Plan. This registration will be effective upon filing. As of March 31, 1998, there were outstanding options for the purchase of 67,181 shares of Common Stock and immediately following completion of this Offering it is anticipated that the Company will grant options to purchase an additional 250,000 to 300,000 shares of Common Stock. Shares registered and issued pursuant to such registration statement will be freely tradable except to the extent that the holders thereof are deemed to be 'affiliates' of the Company, in which case the transferability of such shares will be subject to the volume limitations set forth in Rule 144 under the Securities Act. See 'Management -- 1998 Stock Option Plan,' 'Description of Capital Stock,' 'Shares Eligible for Future Sale' and 'Underwriting.'


IMMEDIATE AND SUBSTANTIAL DILUTION

     The purchasers of shares of Common Stock pursuant to the Offering will experience immediate and substantial dilution of the net tangible book value per share of Common Stock from the initial public offering price. Assuming an initial public offering price of $13.00 per share, purchasers in the Offering will incur dilution of $9.81 per share. See 'Dilution.'

NO DIVIDENDS


     Except for the final distribution to its existing shareholders (consisting of shareholders' equity at March 31, 1998 of $3.9 million and the earnings of the Company from April 1, 1998 to the consummation of the Offering) immediately prior to the Offering, the Company does not expect to declare or pay any dividends in the foreseeable future. Instead, the Company intends to retain all earnings, if any, in order to expand its operations. The payment of dividends, if any, in the future is within the discretion of the Company's Board of Directors and will depend upon the Company's earnings, if any, its capital requirements and financial condition and other relevant factors. See 'Dividend Policy' and 'S Corporation Termination.'


ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER, BYLAW AND OTHER PROVISIONS

     The Company's Board of Directors is authorized to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Certificate of Incorporation provides for a classified Board of Directors and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least a majority of the shares of capital stock of the Company entitled to vote. Furthermore, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law (the 'DGCL'), which prohibits the Company from engaging in a 'business combination' with an 'interested stockholder' for a period of three years after the date of the transaction in which such person first becomes an 'interested stockholder,' unless the business combination is approved in a prescribed manner. The application of these provisions could have the effect of delaying or preventing a change of control of the Company. Certain other provisions of the Certificate of Incorporation could also have the effect of delaying or preventing changes of control or management of the Company, which could adversely affect the market price of the Company's Common Stock. See 'Description of Capital Stock. '

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,800,000 shares of Common Stock being offered by the Company hereby are estimated to be approximately $32.9 million (approximately $37.9 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $13.00 per share and after deducting the underwriting discount and commissions and estimated offering expenses payable by the Company. The principal purposes of the offering of shares by the Company are to obtain additional working capital for business expansion purposes, investment in infrastructure, to facilitate the Company's access to the public equity markets and to enhance the Company's ability to use its Common Stock as consideration for possible acquisitions and as a means of attracting and retaining key employees. Net proceeds from this Offering will also be available for general corporate purposes, including replenishment of working capital used to make the final distribution to the Company's existing shareholders immediately prior to this Offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, products or services; however, there are no commitments or agreements with respect to any such transaction at the present time. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment-grade obligations. See 'Dividend Policy.'


                                DIVIDEND POLICY

     The Company does not expect to declare or pay any cash or stock dividends on its Common Stock in the foreseeable future and intends to retain future earnings for the expansion of its business. Any future determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's results of operations, financial condition, contractual restrictions and such other factors deemed relevant by the Board.


     Historically, as an S Corporation, the Company has made special bonus compensation payments to its shareholders based on its estimated profitability and working capital requirements. Immediately prior to consummation of this Offering, the Company will declare a final distribution to its existing shareholders. The amount of such distribution will reflect shareholders' equity at March 31, 1998 of $3.9 million and the earnings of the Company from April 1, 1998 to the consummation of this Offering. Investors purchasing Common Stock in this Offering will not receive any portion of such distribution and the Company will not make any additional distributions of this kind in the future. See 'Use of Proceeds' and 'S Corporation Termination.'


                           S CORPORATION TERMINATION

     The Company has been treated as an S Corporation for Federal income tax purposes since January 1, 1991 and for purposes of the tax laws of the State of New Jersey since January 1, 1994. As a result, the income of the Company has been taxed at the shareholder level. Concurrent with the completion of this Offering, the Company's S Corporation election will be terminated and the Company will be subject to Federal and state corporate income taxation as a C Corporation.

                                 CAPITALIZATION



     The following table sets forth the capitalization of the Company at March 31, 1998 and as adjusted to reflect (i) the sale by the Company of 2,800,000 shares of Common Stock in the Offering at an assumed initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated expenses, and application of the estimated net proceeds thereof and (ii) the final distribution of $3.9 million to the Company's shareholders immediately prior to the Offering, assuming such distribution occurred on March 31, 1998. This table should be read in conjunction with the Company's audited Financial Statements, including the notes thereto, which appear elsewhere in this Prospectus.



                                                                                   AS OF MARCH 31, 1998
                                                                       --------------------------------------------
                                                                                                       PRO FORMA
                                                                        ACTUAL      PRO FORMA(1)     AS ADJUSTED(2)
                                                                       --------     ------------     --------------
                                                                                      (IN THOUSANDS)
Long-term obligations, less current portion........................    $  --          $ --              $--
                                                                       --------     ------------     --------------
                                                                       --------     ------------     --------------
Shareholders' equity:
  Preferred shares, $.01 par value, 5,000,000 shares authorized;
     no shares issued and outstanding..............................    $  --          $ --              $--
  Common shares, $.01 par value, 30,000,000 shares authorized;
     7,464,562 issued and outstanding actual and pro forma;
     10,264,562 issued and outstanding, as adjusted(3).............          75             75               103
  Additional paid-in capital.......................................       4,194            277            33,101
  Retained earnings................................................        (261)          (261)             (261)
  Deferred Compensation(4).........................................         (91)           (91)              (91)
                                                                       --------     ------------     --------------
  Total shareholders' equity.......................................       3,917         --                32,852
                                                                       --------     ------------     --------------
Total capitalization...............................................    $  3,917       $ --              $ 32,852
                                                                       --------     ------------     --------------
                                                                       --------     ------------     --------------


------------------


(1) Pro forma data gives effect to the final distribution of $3.9 million to the Company's existing shareholders immediately prior to consummation of this Offering, assuming such distribution occurred on March 31, 1998. The actual amount of the final distribution will reflect shareholders' equity at March 31, 1998 of $3.9 million and the Company's earnings from April 1, 1998 to the consummation of the Offering. See 'Dividend Policy,' 'S Corporation Termination' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'




(2) Pro forma, as adjusted data reflects the effect of (i) the final distribution to the Company's existing shareholders immediately prior to this Offering and (ii) the receipt of the net proceeds from the sale of the shares offered hereby at an assumed initial public offering price of $13.00 per share. See footnote 1 above, 'Dividend Policy,' 'S Corporation Termination' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'



(3) Excludes (i) 67,181 shares of Common Stock issuable upon exercise of stock options outstanding on March 31, 1998 at a weighted average exercise price of $1.61 per share and (ii) 682,819 additional shares of Common Stock reserved for future grants under the Company's 1998 Stock Option Plan. The Company anticipates that, immediately following consummation of the Offering, it will grant options to its employees to purchase between 250,000 and 300,000 shares of Common Stock exercisable at the initial public offering price. See 'Management -- 1998 Stock Option Plan.'



(4) Represents the difference between the exercise price of certain outstanding unvested options and the appraised market value of the underlying stock at the date of grant. This amount will be recorded as compensation expense as such options vest over the two years following the consummation of the Offering.

                                    DILUTION


     The net tangible book value of the Company's Common Stock as of March 31, 1998 was approximately $0.53 per share. Net tangible book value per share is equal to the Company's total assets less its total liabilities, divided by the shares of Common Stock outstanding as of March 31, 1998 assuming the exercise of options outstanding on such date. After giving pro forma effect to the final distribution of $3.9 million to the Company's existing shareholders immediately prior to the Offering, assuming such distribution occurred on March 31, 1998, and the sale by the Company of 2,800,000 shares of Common Stock in the Offering at an assumed the initial public offering price of $13.00 per share (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company), the pro forma, as adjusted net tangible book value of the Company at March 31, 1998 would have been approximately $33.0 million, or $3.19 per share. This represents an immediate increase in net tangible book value of $3.18 per share to existing shareholders of the Company and an immediate dilution of $9.81 per share to new investors purchasing shares in this Offering.



     The following table illustrates such per share dilution:


Assumed initial public offering price per share............................................     $   13.00
Net tangible book value per share before the Offering.............................   $0.53
Decrease attributable to final distribution(1)....................................   (0.52 )
Increase in net tangible book value per share attributable to new investors.......    3.18
                                                                                     ------
Pro forma, as adjusted net tangible book value per share after the Offering................          3.19
                                                                                               -----------
Dilution per share to new investors(2).....................................................     $    9.81
                                                                                               -----------
                                                                                               -----------


------------------


(1) Reflects the effect of the final distribution of $3.9 million to the Company's existing shareholders immediately prior to this Offering, assuming such distribution occurred on March 31, 1998. The actual amount of the final distribution will reflect shareholders' equity at March 31, 1998 of $3.9 million and the Company's earnings from April 1, 1998 to the consummation of the Offering. See 'Dividend Policy,' 'S Corporation Termination' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'


(2) Dilution per share to new investors is determined by subtracting pro forma, as adjusted net tangible book value per share after the Offering from the initial public offering price per share.


     The following table sets forth, on a pro forma basis as of March 31, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing shareholders and to be paid by new investors, based on an assumed initial public offering price of $13.00 per share and before deduction of underwriting discounts and commissions and offering expenses:


                                               SHARES PURCHASED           TOTAL CONSIDERATION
                                            ----------------------      -----------------------      AVERAGE PRICE
                                              NUMBER       PERCENT        AMOUNT        PERCENT        PER SHARE
                                            ----------     -------      -----------     -------      -------------
Existing shareholders...................     7,531,743       72.9%      $   108,100        0.3%         $  0.01
New investors...........................     2,800,000       27.1%      $36,400,000       99.7%         $ 13.00
                                            ----------     -------      -----------     -------

     Total..............................    10,331,743      100.0%      $36,508,100      100.0%
                                            ----------     -------      -----------     -------
                                            ----------     -------      -----------     -------


     In the event the Underwriters exercise the over-allotment option in full, the number of shares of Common Stock held by new investors will increase to 3,220,000 or 29.9% of the total number of shares of Common Stock outstanding after this Offering.



     The computations in the tables above assume the exercise of options to acquire 67,181 shares of Common Stock outstanding at March 31, 1998 at a weighted average exercise price of $1.61 per share by certain executives of the Company. Such computations do not reflect 682,819 additional shares of Common Stock reserved for future grants under the Company's 1998 Stock Option Plan. The Company anticipates that, immediately following consummation of the Offering, it will grant options to its employees to purchase between 250,000 and 300,000 shares of Common Stock exercisable at the initial public offering price. See 'Management -- 1998 Stock Option Plan.'

                            SELECTED FINANCIAL DATA


     The selected financial data set forth below for the five years ended December 31, 1993, 1994, 1995, 1996 and 1997 have been derived from the Company's Financial Statements and the notes thereto. Balance sheets at December 31, 1996 and 1997 and the statements of income, of shareholders' equity and of cash flows for the three years ended December 31, 1995, 1996 and 1997 and notes thereto appear elsewhere in this Prospectus and have been audited by Coopers & Lybrand L.L.P., independent accountants. The selected financial data for the years ended December 31, 1993 and 1994 and for the three month periods ended March 31, 1997 and 1998 have been derived from the Company's unaudited Financial Statements which have been prepared by the Company in accordance with generally accepted accounting principles and includes all adjustments that management considers necessary for a fair presentation of the data for such periods. The Company's unaudited Financial Statements for the years ended December 31, 1993 and 1994 have not been included in this Prospectus. The selected financial data set forth below should be read in conjunction with, and are qualified by reference to 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Company's audited Financial Statements and related notes appearing elsewhere in this Prospectus.


STATEMENT OF OPERATIONS DATA:



                                                                                                           THREE MONTHS
                                                                                                               ENDED
                                                                    YEAR ENDED DECEMBER 31,                  MARCH 31,
                                                         ---------------------------------------------   -----------------
                                                          1993     1994     1995      1996      1997      1997      1998
                                                         ------   ------   -------   -------   -------   -------   -------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)
Revenue................................................  $8,309   $8,108   $18,497   $33,013   $54,674   $ 9,980   $23,450
Program expenses.......................................   4,839    5,642    15,527    27,118    44,392     8,587    15,960
                                                         ------   ------   -------   -------   -------   -------   -------
Gross profit...........................................   3,470    2,466     2,970     5,895    10,282     1,393     7,490
Compensation expense...................................   1,945    1,673     2,124     3,191     5,121     1,300     1,997
Bonus to majority shareholder(1)(2)....................     440      200       425     1,500     2,243       561     --
Stock grant expense(2)(3)..............................    --       --       --        --        4,470     4,470     --
Other general, selling and administrative expenses.....     844      826     1,159     1,650     2,755       680       602
                                                         ------   ------   -------   -------   -------   -------   -------
Total general, selling and administrative expenses.....   3,229    2,699     3,708     6,341    14,589     7,011     2,599
                                                         ------   ------   -------   -------   -------   -------   -------
Operating income (loss)(2).............................     241     (233)     (738)     (446)   (4,307)   (5,618)    4,891
Other income, net......................................      17       16        70        98       155        11        90
                                                         ------   ------   -------   -------   -------   -------   -------
Income (loss) before provision for (benefit from)
  income taxes.........................................     258     (217)     (668)     (348)   (4,152)   (5,607)    4,981

Pro forma provision for (benefit from) income
  taxes(4).............................................     103      (74)      (14)    --        --        --          996
                                                         ------   ------   -------   -------   -------   -------   -------
Pro forma net income (loss)(4).........................  $  155   $ (143)  $  (654)  $  (348)  $(4,152)  $(5,607)  $ 3,985
                                                         ------   ------   -------   -------   -------   -------   -------
                                                         ------   ------   -------   -------   -------   -------   -------
Pro forma basic net income (loss) per share(4)(5)......  $ 0.02   $(0.02)  $ (0.09)  $ (0.05)  $ (0.56)  $ (0.75)  $  0.53
                                                         ------   ------   -------   -------   -------   -------   -------
                                                         ------   ------   -------   -------   -------   -------   -------
Pro forma diluted net income (loss) per share(4)(5)....  $ 0.02   $(0.02)  $ (0.09)  $ (0.05)  $ (0.56)  $ (0.75)  $  0.53
                                                         ------   ------   -------   -------   -------   -------   -------
                                                         ------   ------   -------   -------   -------   -------   -------
Pro forma basic weighted average number of shares
  outstanding(5).......................................   7,465    7,465     7,465     7,465     7,465     7,465     7,465
                                                         ------   ------   -------   -------   -------   -------   -------
                                                         ------   ------   -------   -------   -------   -------   -------
Pro forma diluted weighted average number of shares
  outstanding(5).......................................   7,465    7,465     7,465     7,465     7,465     7,465     7,523
                                                         ------   ------   -------   -------   -------   -------   -------
                                                         ------   ------   -------   -------   -------   -------   -------



OTHER OPERATING DATA:




Number of detail programs..............................       8        9        10        13        15
Number of clients......................................       6        7         7         8        12
Average size of detail program.........................  $1,039   $  901   $ 1,850   $ 2,539   $ 3,645
Number of sales representatives at end of period:
  Full-time............................................    --       --       --           33       529
  Part-time............................................     130      134       419       691       401
                                                         ------   ------   -------   -------   -------
                                                         ------   ------   -------   -------   -------
  Total................................................     130      134       419       724       930
                                                         ------   ------   -------   -------   -------
                                                         ------   ------   -------   -------   -------


                                                 See footnotes on following page

BALANCE SHEET DATA:


                                                                   AS OF DECEMBER 31,                   AS OF MARCH 31,
                                                     -----------------------------------------------    ---------------
                                                      1993      1994      1995      1996      1997           1998
                                                     ------    ------    ------    ------    -------    ---------------
                                                                               (IN THOUSANDS)
Cash and cash equivalents.........................   $1,701    $  611    $  240    $2,403    $ 5,760        $10,674
Working capital...................................       67      (184)     (906)   (1,421)    (1,622)         2,649
Total assets......................................    2,290     6,719     5,622     7,707     12,445         24,482
Total long-term debt..............................     --        --        --        --        --           --
Shareholders' equity (deficit)....................      206       (11)     (678)   (1,026)    (1,075)         3,917


------------------


(1) The Company has been treated as an S Corporation under subchapter S of the Code since January 1, 1991 and under the corresponding provisions of the tax laws of the State of New Jersey since January 1, 1994. Historically, as an S Corporation, the Company made annual bonus payments to its majority shareholder based on the Company's estimated profitability and working capital requirements. With the exception of the final distribution to be declared immediately prior to the Offering, the Company does not expect to pay bonuses to its majority shareholder in future periods. The actual amount of the final distribution will reflect shareholders' equity at March 31, 1998 of $3.9 million and the Company's earnings from April 1, 1998 to the consummation of the Offering. See 'Dividend Policy,' 'S Corporation Termination' and 'Management's Discussion and Analysis of Financial

    Condition and Results of Operations.'



(2) Bonus to majority shareholder and stock grant expense are non-recurring charges. Exclusive of these non-recurring charges, the Company's operating income (loss) for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 would have been $2,406,000, $1,054,000, ($313,000), ($33,000) and
    $681,000, respectively, and for the quarter ended March 31, 1997 would have been ($587,000). See footnote 1 above.



(3) On January 1, 1997, the Company issued shares of its Common Stock to Charles
    T. Saldarini, its current President and Chief Executive Officer. As a result, prior to the Offering, Mr. Saldarini owns 15.0% of the Common Stock outstanding. For financial accounting purposes, a non-recurring, non-cash compensation expense was recorded in the quarter ended March 31, 1997. See 'Principal Shareholders,' 'Management,' 'Certain Transactions' and note 12 to the Company's Financial Statements.



(4) As an S Corporation, the Company has not been subject to Federal or New Jersey corporate income taxes, other than a New Jersey state corporate income tax of approximately 2%. Upon consummation of this Offering, the Company will no longer be treated as an S Corporation, and, accordingly, will be subject to Federal and state corporate income taxes. Pro forma provision for (benefit from) income taxes, basic and diluted net income
    (loss) and basic and dilutednet income (loss) per share for all periods presented reflect a provision for or benefit from income taxes as if the Company had been taxed as a C Corporation for all periods. The pro forma effective tax rate for the period ended March 31, 1998 is 20%. The difference between the pro forma statutory rate of 40% and the effective rate relates to the net operating loss carryforwards assumed to be recognized in 1998, for which a valuation allowance would have been previously recorded. The Company expects its effective tax rate to approximate 40% in future periods. The Company will not be able to carry forward any net operating losses from periods prior to the Offering. See note 14 to the Company's Financial Statements.



(5) See note 3 to the Company's Financial Statements for a description of the computation of pro forma net income (loss) per share and weighted average number of shares outstanding.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition

and Results of Operations should be read in conjunction with the Company's Financial Statements and the notes thereto appearing elsewhere in this Prospectus and contains trend analysis and other forward-looking statements that involve substantial risks and uncertainties. The Company's actual results could differ materially from those expressed or implied in the forward-looking statements as a result of certain factors, including those set forth under 'Risk Factors' and elsewhere in this Prospectus.

OVERVIEW


     The Company is a leading provider of comprehensive customized sales solutions on an outsourced basis to the United States pharmaceutical industry. The Company believes it has achieved this leadership position based on its 10 years of industry experience and its relationships with many of the pharmaceutical industry's largest companies. Since inception, the Company has designed customized product detailing programs for approximately 25 clients, including Pfizer Inc., Astra Merck Inc., Glaxo Wellcome Inc. and Johnson & Johnson. Such programs have been designed to promote more than 70 different products, including such leading prescription medications as Prilosec(Registered), Wellbutrin(Registered) and Cardura(Registered), as well as a number of well-known OTC products such as Bayer(Registered) Aspirin, Pepcid AC(Registered) and Monistat 5(Registered), to hospitals, pharmacies and physicians in approximately 20 different specialties. The Company's primary objective is to enhance its leadership position in the growing CSO industry and to become the premier supplier of comprehensive sales solutions to the pharmaceutical industry and other segments of the healthcare market.



     The Company has demonstrated strong internal growth generated by securing new business from leading pharmaceutical companies and by renewing and expanding programs with existing clients. The Company believes that it is one of the largest CSOs operating in the United States measured both by revenue and number of sales representatives used in programs. Revenue increased from $8.1 million in 1994 to $54.7 million in 1997, a compound annual growth rate of approximately 88.9%. Gross profit increased from $2.5 million in 1994 to $10.3 million in 1997, a compound annual growth rate of 61.0%. In addition, the number of sales representatives (part-time and full-time) employed by the Company increased from 130 as of December 31, 1993 to 930 as of December 31, 1997. Over that same period, the Company's mix between part-time and full-time representatives shifted from 100% part-time to 43% part-time.



     Historically, the Company has derived a significant portion of program revenue from a limited number of major clients. In 1995, the Company's four largest clients accounted for approximately 43%, 18%, 14% and 10%, respectively, or a total 85%, of its revenue. In 1996, the Company's four largest clients accounted for approximately 30%, 22%, 16% and 16%, respectively, or a total 84%, of its revenue. In 1997, the Company's four largest clients accounted for approximately 25%, 24%, 19% and 10%, respectively, or a total 78%, of its revenue. Concentrations of business in the CSO industry are not uncommon and the Company believes that pharmaceutical companies will continue to outsource larger projects as the CSO industry grows and continues to demonstrate an ability to successfully implement large programs. Accordingly, the Company is likely to continue to experience significant client concentration in future periods.



     The Company is engaged by its clients to design and implement product detailing programs for both prescription and OTC pharmaceutical products. Given the customized nature of its business, the Company utilizes a variety of contract structures with its clients. Generally, contracts provide for a fee to be paid based on the Company delivering a specified package of services. Contracts typically include performance benchmarks, such as a minimum number of sales representatives or a minimum number of calls. Under certain contracts, the Company may be entitled to additional compensation based upon the success of the program and/or subject to penalties for failing to meet stated performance benchmarks. In addition, contracts typically provide that the Company is entitled to a fee for each sales representative hired by the client during or at the conclusion of a program.



     The Company's contracts generally are for terms of six months to one year and are subject to renewal upon expiration. In addition, a single contract may account for a significant portion of the Company's total revenue. The Company's contracts may be terminated by the client at any time for any reason. Also, contracts typically contain significant penalties if the Company fails to meet stated performance benchmarks. While the cancellation of certain of the Company's contracts by a client without cause may result in the imposition of penalties on such client, such penalties may not act as an adequate deterrent to the termination of any such contracts. In addition, there can be no assurance that such penalties will offset the revenue, which could have been earned under such contract or the costs which the Company may incur as a result of such termination. The loss or termination of one or more contracts could have a material adverse effect on the Company's business and results of operations. To date, no programs have been terminated for cause.



     Revenue is earned primarily by performing services under contracts and is recognized as the services are performed and the right to receive payment for such services is assured. Program expenses consist primarily of the costs associated with the execution of a detailing program. Such expenses include personnel costs and the initial direct costs associated with staffing a program. Personnel costs, which constitute the largest portion of program expenses, include all labor related costs, such as salaries, bonuses, fringe benefits and payroll taxes for the sales representatives and managers who are directly responsible for the rendering of services in connection with a particular program. Initial direct program costs are those costs associated with initiating a program, such as recruiting, hiring and training the sales representatives who staff a particular program. All personnel costs and initial direct program costs, other than training costs, are expensed as incurred. Training costs include the costs of training the sales representatives and managers so that they are qualified to properly render the services specified in the contracts. Training costs are deferred and amortized on a straight-line basis over the life of the contract to which they relate. Certain of the Company's contracts provide that the initial payment received by the Company upon commencement of a program is compensation for all or a portion of its initial direct program costs. In such instances, revenue is recognized to the extent of such initial payment in the period in which such initial direct program costs are incurred.



     As a result of the revenue recognition and program expense policies described above, the Company may incur significant initial direct program costs prior to recognizing revenue under a particular contract. While pursuant to its contracts the Company typically has received a portion of its fee upon commencement of a program, this may not always be possible. The Company will continue to seek to receive a portion of its fee upon commencement of a program and, wherever possible, provide that such initial payment is compensation for the initial direct program costs. This will permit the Company to record such initial payment as revenue in the same period that the corresponding costs are expensed. The inability of the Company to be compensated for its initial direct program costs upon the commencement of a program could adversely impact the Company's operating results for periods in which such initial direct program costs are incurred.



     General, selling and administrative expense include compensation expense, bonus to majority shareholder, stock grant expense and other general, selling and administrative expenses. Compensation expense consists primarily of salaries and related fringe benefits for senior management and other administrative, marketing, finance, information technology and human resources personnel who are not directly involved with the execution of a particular program. Bonus to majority shareholder reflects the cash bonus paid to the Company's majority shareholder and Chairman of the Board, John P. Dugan. With the exception of the final distribution to be declared immediately prior to the Offering, it is not expected that the Company will pay bonuses to Mr. Dugan in any future periods. See 'Dividend Policy.' Stock grant expense reflects the non-cash, non-recurring charges related to the grant of 1,119,684 shares of Common Stock to the Company's President and Chief Executive Officer, Charles T. Saldarini. As a result, prior to the Offering, Mr. Saldarini owns 15.0% of the issued and outstanding Common Stock of the Company. Finally, other general, selling and administrative expenses include corporate overhead such as facilities costs, depreciation and amortization expenses and professional services fees. The Company plans to relocate to a new leased facility by the end of the second quarter of 1998 to accommodate its growth. The Company anticipates that it will incur certain one-time costs associated with such relocation and that the rent expense on its new facility will be significantly higher than the rent expense on its current facility. General, selling and administrative expenses (excluding bonus to majority shareholder and stock grant expense) as a percentage of revenue have generally declined as the Company has spread its overhead expenses across its expanding revenue base. The Company anticipates that general, selling and administrative expenses will continue to decline as a percentage of revenue as its business grows, although such expenses are expected to increase on an absolute basis.

     Prior to 1995, no single program implemented by the Company required more than 60 sales representatives. At the end of 1994, the Company entered into an agreement for a program that required in excess of 150 sales representatives. The Company believed that this represented the beginning of a trend in the CSO industry towards larger programs. In order to meet the demands of this program and future programs, both in terms of increased number of sales representatives and the additional administrative requirements attendant thereto, the Company made a significant investment in hiring additional administrative and management personnel for recruiting, hiring and improving its management information systems. As a result of these additional expenditures, the Company recorded an operating loss in 1995. The additional investment in infrastructure and information technology, however, has enabled the Company to continue to pursue larger contracts, which has accounted for a substantial portion of the Company's growth beginning in 1995. The Company will continue to make such investments in future years to maintain its high standards of quality and operating efficiency.


     The Company has been treated as an S Corporation for Federal income tax purposes since January 1, 1991 and for New Jersey state income tax purposes since January 1, 1994. Accordingly, the Company's income has been taxed directly at the shareholder level rather than at the corporate level. Concurrent with the completion of this Offering, the Company's S Corporation election will terminate and the Company will be subject to corporate income taxation as a C Corporation. For each of the periods in which the Company was an S Corporation, the statement of income data in the 'Selected Financial Data' table reflects a provision for income taxes on a pro forma basis as if the Company had been taxed as a C Corporation during such periods.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated, certain statement of operations data as a percentage of revenue. The trends illustrated in this table may not be indicative of future results.


                                                                                                 THREE MONTHS
                                                                                                    ENDED
                                                          YEAR ENDED DECEMBER 31,                 MARCH 31,
                                                   --------------------------------------      ----------------
                                                   1994       1995       1996       1997       1997       1998
                                                   -----      -----      -----      -----      -----      -----
Revenue.........................................   100.0%     100.0%     100.0%     100.0%     100.0%     100.0%

Program expenses................................    69.6       83.9       82.2       81.2       86.0       68.1
                                                   -----      -----      -----      -----      -----      -----
Gross profit....................................    30.4       16.1       17.8       18.8       14.0       31.9
Compensation expense............................    20.6       11.5        9.7        9.4       13.0        8.5
Bonus to majority shareholder...................     2.5        2.3        4.5        4.1        5.6        0.0
Stock grant expense.............................     0.0        0.0        0.0        8.2       44.8        0.0
Other general, selling and administrative
  expenses......................................    10.2        6.3        5.0        5.0        6.8        2.6
                                                   -----      -----      -----      -----      -----      -----
Total general, selling and administrative
  expenses......................................    33.3       20.1       19.2       26.7       70.2       11.1
                                                   -----      -----      -----      -----      -----      -----
Operating (loss) income.........................    (2.9)      (4.0)      (1.4)      (7.9)     (56.2)      20.8
Other income, net...............................     0.2        0.4        0.3        0.3        0.1        0.4
                                                   -----      -----      -----      -----      -----      -----
Income (loss) before provision for taxes........    (2.7)      (3.6)      (1.1)      (7.6)     (56.1)      21.2
Pro forma provision for (benefit from) income
  taxes.........................................    (0.9)      (0.1)       0.0        0.0        0.0        4.2
                                                   -----      -----      -----      -----      -----      -----
Pro forma net (loss) income.....................    (1.8)%     (3.5)%     (1.1)%     (7.6)%    (56.1)%     17.0%
                                                   -----      -----      -----      -----      -----      -----
                                                   -----      -----      -----      -----      -----      -----



QUARTERS ENDED MARCH 31, 1998 AND 1997



     Revenue. Revenue for the quarter ended March 31, 1998 was $23.5 million, an increase of approximately 135% over revenue of $10.0 million in the quarter ended March 31, 1997. Revenue for the quarter ended March 31, 1998 was generated from 16 programs for 12 clients while revenue for the quarter ended March 31, 1997 was generated from nine programs for eight clients.



     Program expenses. Program expenses for the quarter ended March 31, 1998 were $16.0 million, an increase of 85.9% over program expenses of $8.6 million in the quarter ended March 31, 1997. As a percentage of revenue, program expenses decreased to 68.1% in the first quarter of 1998 from 86.0% in the comparable 1997 period. A significant portion of this decrease is attributable to the fact that certain costs associated with the initiation of programs scheduled to begin the first quarter of 1998 were expensed as incurred in the fourth quarter of 1997 while revenue from such programs could not be recognized until the Company began performing services in connection with such programs in the first quarter of 1998. Additionally, the Company benefited from providing ancillary services to certain clients at more favorable margins and achieving efficiencies on several other programs that were greater than the Company typically experiences.



     Compensation expense. Compensation expense for the quarter ended March 31, 1998 was $2.0 million compared to $1.3 million for the quarter ended March 31, 1997. As a percentage of revenue, compensation expense decreased to 8.5% in the first quarter of 1998 from 13.0% in the comparable 1997 period. This percentage decline reflects the spreading of management and administrative compensation expense over a larger base of revenue.



     Bonus to majority shareholder. In 1997, the Company paid a bonus of $2.2 million to its majority shareholder of which $561,000 was allocated to the quarter ended March 31, 1997. No such bonus is anticipated to be paid in 1998, although the Company will make the final distribution to its shareholders prior to the Offering. See 'Dividend Policy.'



     Stock grant expense. There were no compensatory stock grants in the first quarter of 1998. In the first quarter of 1997, the Company incurred a non-recurring, non-cash charge of $4.5 million related to stock issued to Charles T. Saldarini, the Company's President and Chief Executive Officer.



     Other general, selling and administrative expenses. Other general, selling and administrative expenses were $602,000 for the quarter ended March 31, 1998, a decrease of 11.5% from other general, selling and administrative expenses of $680,000 in the quarter ended March 31, 1997. As a percentage of revenue, other general, selling and administrative expenses decreased to 2.6% in the first quarter of 1998 from 6.8% in the comparable 1997 period. Such reduction is due, in part, to the fact that certain services for which the Company had previously used outside consultants were brought in-house.



     Operating income/loss. Operating income for the quarter ended March 31, 1998 was $4.9 million compared to an operating loss for the quarter ended March 31, 1997 of $5.6 million. Before bonus to majority shareholder and stock grant expense, both of which were non-recurring expenses, the operating loss for the quarter ended March 31, 1997 was $587,000. As a percentage of revenue, operating income for the first quarter of 1998 was 20.8%. Operating results for the quarter ended March 31, 1998 benefited from the fact that certain costs associated with the initiation of programs scheduled to begin in 1998 were expensed as incurred in the fourth quarter of 1997 while revenue from such programs could not be recognized until the Company began performing services in connection with such programs in the first quarter of 1998. Operating results for the first quarter of 1998 may not be indicative of future operating results.




     Other income, net. Other income, primarily net interest income, for the quarter ended March 31, 1998 was $90,000, compared to other income of $11,000 for the quarter ended March 31, 1997. This increase was due to the greater availability of funds for investment.



     Pro forma net income/loss. Pro forma net income for the quarter ended March 31, 1998 was $4.0 million compared to a pro forma net loss of $5.6 million for the quarter ended March 31, 1997. Pro forma net income/loss for both periods assumes the Company was taxed for Federal and state income tax purposes as a C corporation. The pro forma effective tax rate for the period ended March 31, 1998 is 20%. The difference between the pro forma statutory rate of 40% and the effective tax rate of 20% relates to the net operating loss carryforwards assumed to be recognized in 1998, for which a valuation allowance would have been previously recorded. The Company expects its effective tax rate to approximate 40% in future periods. The Company will not be able to carry forward any net operating losses from periods prior to the Offering.



YEARS ENDED DECEMBER 31, 1997 AND 1996



     Revenue. Revenue for 1997 was $54.7 million, an increase of 65.6% over 1996 revenue of $33.0 million. Revenue in 1997 was generated from 15 programs for 12 clients while 1996 revenue was generated from 13 programs for eight clients. Average program size increased to $3.6 million in 1997 from $2.5 million in 1996. Approximately $48.4 million, or 88.6%, of 1997 revenue, was derived from seven clients; those seven clients generated $30.9 million, or approximately 93.7%, of 1996 revenue.

     Program expenses. Program expenses for 1997 were $44.4 million, an increase of 63.7% over program expenses of $27.1 million for 1996. As a percentage of revenue, program expenses decreased to 81.2% for 1997 from 82.2% for 1996. This decrease was primarily attributable to the Company continuing to realize efficiencies as a result of the investments in infrastructure and process improvements which were implemented in 1995 and 1996.


     Compensation expense. Compensation expense for 1997 was $5.1 million compared to $3.2 million for 1996. This increase was due to an increase in the number of management and administrative personnel in 1997 over the 1996 number necessitated by the expansion of the Company's business. As a percentage of revenue, compensation expense was 9.4% for 1997 compared to 9.7% for 1996.

     Bonus to majority shareholder. Bonus to majority shareholder for 1997 was $2.2 million compared to $1.5 million for 1996.



     Stock grant expense. In the first quarter of 1997, the Company incurred a non-recurring, non-cash charge of $4.5 million related to stock issued to Charles T. Saldarini, the Company's President and Chief Executive Officer.


     Other general, selling and administrative expenses. Other general, selling and administrative expenses were $2.8 million for 1997, an increase of 66.9% over other general, selling and administrative expenses of $1.7 million for 1996. As a percentage of revenue, other general, selling and administrative expenses were 5.0% for 1997 and 1996.


     Operating loss. Loss from operations for 1997 was $4.3 million compared to $446,000 for 1996. Before bonus to majority shareholder and stock grant expense, operating income for 1997 was $2.4 million or 4.4% of revenue, compared to $1.1 million, or 3.2% of revenue, for 1996.



     Other income, net. Other income, primarily net interest income, for 1997 was $155,000, an increase of 58.2% over other income of $98,000 for 1996, due to the greater availability of funds for investment.



     Pro forma net loss. Pro forma net loss for 1997 was $4.2 million compared to a pro forma net loss of $347,000 for 1996. Pro forma net loss for both periods assumes the Company was taxed for Federal and state income tax purposes as a C Corporation, with no tax benefits assumed for the net operating losses in 1997 and 1996.


YEARS ENDED DECEMBER 31, 1996 AND 1995


     Revenue. Revenue for 1996 was $33.0 million, an increase of 78.5% over 1995 revenue of $18.5 million. Revenue in 1996 was generated from 13 programs for eight clients while 1995 revenue was generated from 10 programs for seven clients. Average program size increased to $2.5 million in 1996 from $1.9 million in 1995. Substantially all of 1996 revenue, or 98.3%, was derived from clients that accounted for $17.9 million, or 97.0%, of 1995 revenue.



     Program expenses. Program expenses for 1996 were $27.1 million, an increase of 74.7% over program expenses of $15.5 million for 1995. As a percentage of revenue, however, program expenses decreased to 82.2% in 1996 from 83.9% in 1995. This decrease was primarily attributable to the Company beginning to realize operating efficiencies as a result of the investments in infrastructure and process improvement begun in 1995.



     Compensation expense. Compensation expense in 1996 was $3.2 million compared to $2.1 million in 1995. This increase was attributable to an increase in the number of management and administrative personnel employed by the Company in 1996 as compared to 1995 necessitated by the expansion of the Company's business. As a percentage of revenue, compensation expense was 9.7% for 1996 compared to 11.5% for 1995.

     Bonus to majority shareholder. Bonus to majority shareholder for 1996 was $1.5 million compared to $425,000 for 1995.

     Stock grant expense. There were no compensatory stock grants in 1996 or 1995.

     Other general, selling and administrative expenses. Other general, selling and administrative expenses were $1.7 million in 1996 compared to $1.2 million in 1995, an increase of 42.4%. As a percentage of revenue, other general, selling and administrative expenses were 5.0% in 1996 compared to 6.3% in 1995. This percentage decline reflects the spreading of other selling, general and administrative expenses across a larger revenue base.


     Operating loss. Operating loss decreased to $446,000 in 1996 from $738,000 in 1995. Before bonus to majority shareholder, operating income in 1996 was $1.1 million compared to an operating loss of $313,000 in 1995.


     Other income, net. Other income, primarily net interest income, was $98,000 in 1996, an increase of 40.1% over other income of $70,000 in 1995, due to the greater availability of funds for investment.


     Pro forma net loss. Pro forma net loss for the year ended December 31, 1996 was $347,000 compared to $653,000 for the prior year. Pro forma net loss for both periods assumes the Company was taxed for Federal and state income tax purposes as a C Corporation, with no tax benefits assumed for the net operating loss in 1996 or 1995.


LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal source of funds has been cash flow from operations. Contracts generally provide for advance payments which typically fund the initial costs of a program. To date, the Company's cash flow has been sufficient to provide funds for working capital and capital expenditures.


     The Company has a $500,000 line of credit (the 'Credit Line') from a commercial bank under which interest only is payable monthly on the outstanding balance at a floating rate equal to 1% above the prime rate of interest as published from time to time by The Wall Street Journal. In addition, the Company has a $1 million line of credit, the proceeds of which are to be used exclusively for capital expenditures (the 'CAPEX Line'). The CAPEX Line expires October 30, 1998 and bears interest payable monthly at a floating rate equal to 0.75% above the prime rate of interest. Upon expiration, any outstanding balance is payable in 60 equal monthly installments of principal and interest computed at the rate of 0.75% above the prime rate on the date of conversion. The Credit Line and the CAPEX Line are secured by a lien on all of the assets of the Company and will be personally guaranteed by John P. Dugan, the Company's majority shareholder and Chairman of the Board. The notes evidencing the Credit Line and the CAPEX Line and the related security agreements contain covenants, representations and other provisions customarily found in commercial loan documentation.



     As of March 31, 1998, the Company had cash and cash equivalents of $10.7 million and net working capital of $2.6 million compared to cash and cash equivalents of $5.8 million and net working capital of $1.6 million at December 31, 1997. Immediately prior to this Offering, the Company anticipates that it will make a final distribution to its existing shareholders. The amount of such distribution will reflect shareholders' equity at March 31, 1998 of $3.9 million and the earnings of the Company from April 1, 1998 to the consummation of this Offering. See 'Dividend Policy.'



     For the quarter ended March 31, 1998, the Company generated $5.7 million of net cash from operating activities as compared to $2.4 million of net cash generated during the comparable 1997 period. The increase in cash generated was a result of an increase in the Company's business--$5.0 million was attributable to net income from operations. For the year ended December 31, 1997, the Company generated $3.4 million of net cash from operating activities as compared to $2.8 million of net cash generated during the prior year. The increase in cash flow occurred despite the loss generated from operations due to the positive effect of non-cash expenses for depreciation and the stock grant to Charles T. Saldarini. In January 1997, the Company issued shares of its Common Stock to its President and Chief Executive Officer, Charles T. Saldarini. As a result, prior to the Offering, Mr. Saldarini owns 15% of the outstanding shares of Common Stock. Such issuance resulted in non-recurring, non-cash charges for the first quarter of 1997 in the amount of $4.5 million.



     For the periods ended March 31, 1998 and 1997, net cash used in investing activities was $817,000 and $337,000, respectively. The primary use of such cash in the 1998 period was investment in computer and networking equipment and in furniture and fixtures for the Company's new corporate headquarters. For the years ended December 31, 1997 and 1996, net cash used in investing activities was $94,000 and $641,000, respectively. The primary use of cash in both years was for investment in computer equipment in connection with the expansion of the Company's business and in connection with advances to Boomer & Son, Inc., a corporation that prior to 1998 was wholly-owned by John P. Dugan, the Company's Chairman of the Board. See 'Certain Transactions.'




     Net cash used in financing activities for the period ended March 31, 1998 was $8,000 representing the payment on an equipment loan. For the comparable 1997 period, net cash provided by financing activities was $92,000 as a result of a $100,000 equipment loan provided by a commercial financial institution, net of repayments. The Company expects to repay the balance of this loan in 1998. There were no financing activities in 1996 or 1995.


     The Company has budgeted approximately $1.2 million for capital expenditures in 1998, to be funded through cash generated from operations and the CAPEX Line. During 1997, the Company's capital expenditures were $290,000.


     Where the Company bills clients for services before they have been completed, billed amounts are recorded as unearned contract revenue, and are recorded as income when earned. When services are performed in advance of billing, the value of such services is recorded as unbilled costs and accrued profits. As of March 31, 1998 and 1997, the Company had $13.2 million and $8.8 million, respectively, of unearned contract revenue and

$2.2 million and $283,000 million, respectively, of unbilled costs and accrued profits. Substantially all deferred and unbilled costs and accrued profits are earned or billed, as the case may be, within 12 months of the end of the respective period.


     The Company has entered into a new lease and plans to relocate its headquarters by the end of the second quarter of 1998. Total base rent payable over the 66 month term of this new lease is approximately $3.1 million, which is a substantial increase over the rent the Company has historically paid under its existing lease.

     The Company believes that the net proceeds from the sale of the Common Stock offered hereby, together with cash flows from operations and existing cash balances will be sufficient to meet its working capital and capital expenditure requirements for the foreseeable future.

QUARTERLY RESULTS


     The Company's results of operations have been, and are expected to be, subject to quarterly revenue fluctuations. Such fluctuations result from a number of factors including, among other things, the timing of commencement, completion or cancellation of major programs. Revenue, generally, is recognized as services are performed while program costs, other than training costs, are expensed as incurred. As a result, the Company may incur substantial expenses associated with staffing a new program during the first two to three months of a contract, without recognizing any revenue under such contract. This could have an adverse impact on the Company's operating results for the quarters in which such expenses are incurred. Certain of the Company's contracts provide that the initial payment received by the Company upon commencement of a program is compensation for all or a portion of its initial direct program costs. In such instances, revenue is recognized in the period in which such initial direct program costs are incurred. In the future, revenue may fluctuate as a result of such factors and a number of additional factors, including delays or costs associated with acquisitions, government regulatory initiatives and conditions in the healthcare industry generally. The Company believes that because of such fluctuations, quarterly comparisons of its financial results cannot be relied upon as an indication of future performance.



     The following table sets forth unaudited quarterly operating results for the nine quarters ended March 31, 1998. The Company believes that this unaudited information has been prepared on the same basis as the annual Financial Statements and includes all adjustments consisting only of normal, recurring adjustments, necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the Company's Financial Statements and notes thereto included elsewhere in this Prospectus.


                                                                      QUARTER ENDED
                            --------------------------------------------------------------------------------------------------
                            MARCH 31,  JUNE 30,  SEPTEMBER 30,  DECEMBER 31,  MARCH 31,  JUNE 30,  SEPTEMBER 30,  DECEMBER 31,
                              1996       1996        1996           1996        1997       1997        1997           1997
                            ---------  --------  -------------  ------------  ---------  --------  -------------  ------------
                            (IN THOUSANDS)

Revenue....................  $ 6,796    $7,077      $ 8,267       $ 10,873     $ 9,980   $ 12,501     $15,737       $ 16,456
Program expenses...........    4,289     5,718        7,445          9,666       8,587     10,458      11,510         13,837
                            ---------  --------      ------     ------------  ---------  --------  -------------  ------------
Gross profit...............    2,507     1,359          822          1,207       1,393      2,043       4,227          2,619
Compensation expense.......      700       762          872            857       1,300      1,219       1,261          1,341
Bonus to majority
  shareholder(1)...........      375       375          375            375         561        561         561            560
Stock grant expense(2).....    --        --          --             --           4,470      --         --             --
Other general, selling and
  administrative
  expenses.................      328       317          365            640         680        638         744            693
                            ---------  --------      ------     ------------  ---------  --------  -------------  ------------
Total general, selling and
  administrative
  expenses.................    1,403     1,454        1,612          1,872       7,011      2,418       2,566          2,594
                            ---------  --------      ------     ------------  ---------  --------  -------------  ------------
Operating income (loss)....    1,104       (95)        (790)          (665)     (5,618)      (375)      1,661             25
Other income...............       --         9           16             73          11         38          61             45
                            ---------  --------      ------     ------------  ---------  --------  -------------  ------------
Net income (loss)..........  $ 1,104    $  (86)     $  (774)      $   (592)    $(5,607)  $   (337)    $ 1,722       $     70

                            ---------  --------      ------     ------------  ---------  --------  -------------  ------------
                            ---------  --------      ------     ------------  ---------  --------  -------------  ------------


                             MARCH 31,
                               1998
                             ---------

Revenue....................   $23,450
Program expenses...........    15,960
                             ---------
Gross profit...............     7,490
Compensation expense.......     1,997
Bonus to majority
  shareholder(1)...........     --
Stock grant expense(2).....     --
Other general, selling and
  administrative
  expenses.................       602
                             ---------
Total general, selling and
  administrative
  expenses.................     2,599
                             ---------
Operating income (loss)....     4,891
Other income...............        90
                             ---------
Net income (loss)..........   $ 4,981
                             ---------
                             ---------


------------------

(1) Historically, as an S Corporation, the Company has made annual bonus payments to its majority shareholder based on its estimated profitability and working capital requirements. With the exception of the final distribution to be declared immediately prior to the Offering, the Company does not expect to pay such bonuses in future periods. See 'Dividend Policy.'


(2) On January 1, 1997, the Company issued shares of its Common Stock to Charles
    T. Saldarini, its current President and Chief Executive Officer. As a result, prior to the Offering, Mr. Saldarini owns 15.0% of the Common Stock outstanding. For financial accounting purposes, a non-recurring, non-cash compensation expense was charged in the first quarter of 1997. See 'Principal Shareholders,' 'Management,' 'Certain Transactions' and note 12 to the Company's Financial Statements.

EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS


     Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information, was issued in June 1997 and is effective for fiscal periods beginning after December 15, 1997. This pronouncement establishes the way in which publicly held business enterprises report information about operating segments in annual financial statements and interim reports to shareholders. As the Company operates in a single business segment the implementation of this standard is not expected to significantly impact the Company's Financial Statements as currently presented.


YEAR 2000 ISSUE

     The Company is reviewing its computer programs and systems to ensure that the programs and systems will function properly and be Year 2000 compliant. The Company presently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems. The estimated cost of these efforts are not expected to be material to the Company's financial position or any year's results of operations, although there can be no assurance to this effect. In addition, the Year 2000 problem may impact other entities with which the Company transacts business, and the Company cannot predict the effect of the Year 2000 problem on such entities.

                                    BUSINESS

INTRODUCTION

     The Company is a leading provider of comprehensive customized sales solutions on an outsourced basis to the United States pharmaceutical industry. The Company believes it has achieved this leadership position based on its 10 years of industry experience and its relationships with many of the pharmaceutical industry's largest companies. Since inception, the Company has designed customized product detailing programs for approximately 25 clients, including Pfizer Inc., Astra Merck Inc., Glaxo Wellcome Inc. and Johnson & Johnson. These programs have been designed to promote more than 70 different products, including such leading prescription medications as Prilosec(Registered), Wellbutrin(Registered) and Cardura(Registered), as well as a number of OTC products such as Bayer(Registered) Aspirin, Pepcid AC(Registered) and Monistat 5(Registered), to hospitals, pharmacies and physicians in approximately 20 different specialties. The Company's primary objective is to enhance its leadership position in the growing CSO industry and to become the premier supplier of comprehensive sales solutions to the pharmaceutical industry and other segments of the healthcare market.

     The Company is engaged by its clients on a contractual basis to design and implement product detailing programs for both prescription and OTC pharmaceutical products. Such programs typically include three phases: design, execution and assessment. In the program design phase, the Company works with the client to understand needs, define objectives, select targets and determine appropriate staffing. Program execution involves recruiting, hiring, training and managing a sales force, which performs detail calls promoting the particular client's pharmaceutical products. Assessment, the last phase of the program, involves measurement of sales force performance and program success relative to the goals and objectives outlined in the program design phase.


     The Company has demonstrated strong internal growth generated by securing new business from leading pharmaceutical companies and renewing and expanding programs with existing clients. The Company believes that it is one of the largest CSOs operating in the United States measured both by revenue and total number of sales representatives used in programs. Revenue and gross profit grew at compound annual rates of 88.9% and 61.0% respectively, between 1994 and 1997. The number of sales representatives (both full-time and part-time) employed by the Company has increased from 130 as of December 31, 1993 to 930 as of December 31, 1997. Over that same period, the Company's mix between part-time and full-time representatives shifted from 100% part-time to 43% part-time. The Company has also experienced a consistently high renewal rate among its clients. For example, for 1997, approximately 89% of the Company's revenue was generated from clients that had contributed to the Company's 1996 revenue.


     The Company believes that because of the benefits of outsourcing, pharmaceutical companies have made a strategic decision to continue to outsource a significant portion of their sales and marketing activities. The Company further believes that the trend toward the increased use of CSOs by pharmaceutical companies will continue due to the following industry dynamics:
(i) pharmaceutical companies will continue to expand their product portfolios and as a result will need to add sales force capacity, (ii) pharmaceutical companies will continue to face margin pressures and will seek to maintain flexibility by converting fixed costs to variable costs, and (iii) the availability of qualified CSOs will provide an incentive to pharmaceutical companies to continue to outsource this function.

     The Company believes that it is well positioned to benefit from these growth opportunities. Through its 10 years of providing service to the United States pharmaceutical industry, the Company has demonstrated that it is a high-quality, results-oriented provider of detailing services. In addition, the Company maintains a highly qualified sales force as a result of a rigorous recruiting process and training programs that are comparable to those of the pharmaceutical companies. The Company also believes that one of its biggest competitive advantages is its ability to provide customized solutions to its clients. Finally, as one of the largest CSOs, the Company has achieved the size and demonstrated the ability to perform large detailing programs and execute several programs simultaneously.

     In order to leverage its competitive advantages, PDI's growth strategy emphasizes: (i) enhancing its leadership position in the growing CSO market by maintaining its historic focus on high-quality contract sales services and by continuing to build and invest in the Company's core competencies and operations; (ii) expanding both its relationship with existing clients and its selling efforts to capture new clients; (iii) offering additional promotional, marketing and educational services and further developing its existing detailing services; (iv) entering new geographic markets; and (v) investigating and pursuing appropriate acquisitions of detailing or detailing-related companies.

PRODUCT DETAILING

     Pharmaceutical companies incur substantial expenses in connection with their sales and marketing activities. The Company estimates, based on industry data, that in 1997 pharmaceutical companies in the United States expended approximately $7.7 billion on promotional activities, including product detailing, event spending, journal advertising, and, more recently, direct-to-consumer advertising. The primary targets of this promotional activity are persons making product selection decisions, including physicians and others legally authorized to prescribe or dispense drug therapies. The Company estimates that, on average, product detailing represents approximately 60% of a pharmaceutical company's total promotional spending. According to Scott-Levin, pharmaceutical companies in the United States spent approximately $5.0 billion on product detailing in 1997.

     The Company believes that product detailing is a highly effective means of influencing the prescribing patterns of the targeted prescribers and, therefore, it is the most commonly employed strategy to promote pharmaceutical products. Product detailing involves face-to-face meetings between a sales representative and a targeted prescriber. The target of a product detail is usually a physician identified because of his or her specialty or prescribing patterns. However, other legally authorized prescribers--such as nurse practitioners, physician assistants or pharmacists -- may also be targets for detailing. Detailing generally occurs in physician offices and hospitals, although conventions and trade association meetings may also provide an appropriate forum. The sales representative is required to possess a high level of product knowledge, as well as other technical and therapeutic expertise. The interaction itself involves a technical review of the product's legally authorized indications and usage, role in disease treatment, mechanism of action, side effects, dosing, drug interactions, cost and availability (i.e., the 'details'). The sales representative and the targeted prescriber will also typically discuss the types of patients best suited for the particular product and how and when such patients will best benefit from the product's use. Competitive products and their relative strengths and weaknesses in contrast to the product being detailed may also be discussed.

     Product detailing takes place in the context of a personal sales call during which a sales representative typically will detail one to three products. The amount of time devoted to each product detailed during a call depends upon that product's detail position ('slot') within the call. A call may last as long as eight to ten minutes or may be as short as one to two minutes, depending upon a number of factors, principally the target prescriber's availability. Product detailing typically takes place in selling cycles of four to eight weeks, during which period the sales representative will attempt to call each targeted prescriber in his or her geographic territory at least once. A single program may have three to 12 cycles. The repeat interactions between the sales representative and the targeted prescriber are intended to establish trust between the sales representative and the targeted prescriber, influence the prescribing pattern of the physician, obtain market share for new products, maintain market share for existing products and build barriers to entry against competing products.

THE CSO INDUSTRY

  OVERVIEW


     The CSO industry provides outsourced physician detailing programs to pharmaceutical, medical device and diagnostic companies. CSOs have evolved from providing detailing support for OTC products into a full-service industry handling some of the leading ethical pharmaceutical compounds. Since the early 1990's, the pharmaceutical industry in the United States has increasingly used CSOs to provide the detailing service required to introduce new products, reintroduce older products, supplement existing sales efforts, raise promotional barriers to entry for competitors and demonstrate the incremental sales impact of detailing a particular product. While there is little available data regarding the CSO industry, the Company believes that there are approximately eight CSOs currently operating in the United States. The Company also believes, based on its market research, that only 17 of the 50 largest pharmaceutical companies in the United States, measured by healthcare revenue, currently use CSOs. Finally, the Company estimates that contract revenues for the CSO industry in the United States increased from approximately $80 million in 1995 to $185 million in 1996 and $325 million in 1997.


     The CSO industry emerged in the 1980's in the United Kingdom, where regulatory and cost containment pressure, the Company believes, led pharmaceutical companies to search for a more efficient method of promoting new and existing products. Pharmaceutical companies discovered that CSOs were an effective tool for shifting high fixed costs to variable costs by enabling them to outsource their sales and marketing activities as a supplement to their own internal sales efforts. The Company believes that similar regulatory and cost containment dynamics have, and will continue, to shape the demand for contract sales services in the United States. In response to cost and margin pressures brought on by managed care in the early 1990's, the pharmaceutical companies in the United States reduced the size of their internal sales forces. According to Med Ad News, a leading medical advertising and communications trade publication, since 1994 pharmaceutical companies have expanded their internal sales forces. The Company estimates that at the end of 1997, the largest 50 pharmaceutical companies in the United States employed approximately 50,000 full-time sales representatives, a 19% increase since 1994. During this period the number of sales representatives utilized by CSOs in the United States has also increased from approximately 1,100 as of December 31, 1994 to approximately 6,300 at the end of 1997. At the end of 1994, 1995, 1996 and 1997 the Company estimates that the number of sales representatives utilized by the CSO industry in the United States represented approximately 2.6%, 4.3%, 7.6% and 11.2%, respectively, of the combined number of CSO and in-house pharmaceutical sales representatives utilized by such pharmaceutical companies in those years. In addition, during this period, the Company believes, based on its market research, that the portion of full-time sales representatives employed or used by the CSO industry has increased.


  TRENDS AFFECTING GROWTH

     The Company believes that because of the benefits of outsourcing, pharmaceutical companies have made a strategic decision to continue to outsource a significant portion of their sales and marketing activities. The Company believes that the trend toward the increased use of CSOs by pharmaceutical companies will continue because of the following industry dynamics:

     Expanding product portfolios. The Company believes that the ability of pharmaceutical companies to remain competitive and profitable depends upon their ability to introduce new drugs. According to Pharmaceutical Research and Manufacturers of America, an industry trade group ('PhRMA'), the United States pharmaceutical industry spent $18.9 billion on research and development in 1997, an increase of 11.8% over 1996 research and development expenditure of $16.9 billion. In addition, in 1996, the United States Food and Drug Administration (the 'FDA') approved for sale 131 new drugs and drug indications. In 1994, 1995, 1996 and 1997, the FDA approved 22, 28, 53 and 39 new molecular entities, respectively, as a result of its expedited review and approval procedures. As a result, the pharmaceutical industry will require additional sales force capacity that, the Company believes, will increase the demand for CSO services.

     Margin pressures. The potential for implementation of national healthcare reform in the early 1990s and the growing influence of managed care and healthcare cost containment initiatives throughout the 1990s has created pressure to reduce the rate of price increases for pharmaceutical products. According to IMS America, a healthcare marketing information company ('IMS'), prices for prescription products rose, on average, only 2.5% in 1997, 1.6% in 1996, and 1.9% in 1995. These pressures have forced the pharmaceutical industry to focus on increasing unit growth while reducing fixed operating costs. CSOs provide the support necessary to increase unit growth while converting high fixed costs to variable costs.

     Increased use of drug therapies. The amount spent on prescription drugs and the number of prescriptions filled has been steadily increasing. According to IMS, in 1997 approximately $94.0 billion was spent on prescription drugs compared to approximately $85.3 billion in 1996 and $77.4 billion in 1995. In addition, according to IMS, approximately 2.5 billion prescriptions were filled in 1997 compared to 2.4 billion in 1996 and 2.3 billion in 1995. The Company believes that this trend toward increased use of drug therapies will continue as it is attributable to a number of factors that are not expected to change over the near term, including the expedited FDA review process, an aging population, an expanded portfolio of pharmaceutical products, the efficacy of drug therapy and the lower cost of drug therapy relative to hospitalization and medical procedures. As managed care

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programs have proliferated, an increasing number of consumers benefit from low co-pay arrangements with respect to prescription drugs. As a result, consumers consider prescription medication a less expensive, relatively non-invasive alternative for treating illness and are increasingly likely to comply with their drug therapies. As the use of drug therapies increases, so does the importance of product detailing.

     Importance of flexibility. Pharmaceutical companies are outsourcing a variety of their activities in order to maximize flexibility and reduce fixed costs. The desire to maximize flexibility and reduce fixed costs is a major factor in the increasing utilization of CSOs. Flexibility and adaptability in sales and marketing are crucial for balancing cost containment pressures against pricing pressure and expanded research and development expenditures. CSOs enhance flexibility by maximizing the ability of pharmaceutical companies to deploy their human resources more efficiently. Similarly, by using CSOs, it is possible to convert the high fixed cost of building, training, deploying and maintaining a sales force (i.e., salaries and other employee-related costs) into a variable cost.

     Availability of qualified CSOs; ability to demonstrate success. The Company believes that the pharmaceutical industry will continue to utilize CSOs as the CSO industry further demonstrates its ability to quickly mobilize trained professional sales forces capable of supplementing the work and replicating the results of the internal sales forces of the pharmaceutical companies. In addition, the recent development of sophisticated prescription tracking systems and advances in information technology have enabled pharmaceutical companies to measure the impact of product detailing on sales and to assess the efficacy of both internal and third party sales forces in ways that were not possible a few years ago. Consequently, the Company believes that CSOs are becoming an increasingly important resource advantage in the overall marketing and sales efforts of pharmaceutical companies.

     Need to maximize return on investment. The pharmaceutical industry is characterized by intense competition, due, in part, to an increasing number of products. In addition, as a result of managed care, government initiatives to reduce healthcare costs and market forces, the pharmaceutical industry is experiencing lower margins and increased pressure to contain price increases. To maximize and deliver acceptable returns on investment (mostly in the form of research and development expenditures), pharmaceutical companies must ensure that their products are fully supported by sales and marketing efforts during their entire life cycles. As the effective lives of drugs are threatened by patent expirations and competition from new compounds, pharmaceutical companies employ various strategies, including outsourcing sales efforts, to enable products to achieve their maximum sales potential.

     In addition, the Company believes that other sectors of the healthcare industry will contribute to the growth of CSOs. For example, the United States biotechnology industry has grown rapidly in the last decade and is developing significant numbers of new therapies that are now entering clinical trials. Generally, these companies do not have the internal resources to market and sell their products. Accordingly, the Company believes that, as biotechnology products receive the necessary regulatory approvals, this industry will be looking to outsource various functions, particularly sales and marketing.


COMPANY'S COMPETITIVE ADVANTAGES

     The Company believes that a significant market opportunity exists for CSOs that can provide high-quality sales solutions across a variety of sales, marketing and therapeutic applications and that have demonstrated a willingness and ability to respond to the particular needs of clients.

     Reputation for quality. Virtually every program designed by the Company has met or exceeded the goals established at the beginning of the program. The Company believes that these results have earned it a reputation in the industry as a high-quality, results-oriented provider of detailing services. The Company's success is illustrated by its long-standing relationship with such 'blue chip' clients as Pfizer, Astra Merck, Glaxo Wellcome and Johnson & Johnson.

     High-quality sales force. The Company's overall commitment to quality is evidenced by its recruiting, hiring and training processes. The Company believes that its recruiting and hiring process is one of the most comprehensive, challenging, rigorous, selective and professional processes in the industry and that its training programs are comparable to those designed by pharmaceutical companies to train their internal sales forces. The Company offers its sales representatives a compensation package that it believes is competitive with compensation packages that the major pharmaceutical companies offer to their own sales forces. Many of the Company's competitors use independent contractors as sales representatives who are compensated based on the number of calls or on an hourly basis. All of the Company's personnel, including sales representatives, managers and recruiting coordinators, are employees rather than independent contractors. The Company believes that its treatment of its sales representatives as employees and its compensation system are important factors in its ability to attract and retain talented sales personnel. The Company has found that a base salary and incentive bonus compensation package is best suited for a results-oriented program and for achieving program objectives, while a per call or hourly compensation structure emphasizes the number of details rather than the quality of the detailing effort.

     Ability to design customized solutions. The Company believes that its ability to innovate and to provide a dedicated, vertically integrated sales force custom-designed to meet the specific needs of a client is a principal competitive advantage. Such customization includes the size, profile (i.e., part-time versus full-time), experience, training, geographic deployment and allocation of the sales force against the targeted prescribers and the number of calls for each targeted prescriber, the particular compensation package for the sales force and field and database management support, such as in-house territory mapping, physician satisfaction surveys, call reporting services and regulatory compliance services. In particular, the Company believes that its ability to provide full-time, part-time or a combination of full-time and part-time sales representatives, constitutes a competitive advantage. Finally, the Company's management and data information systems enable it to provide its clients with information and services most of its competitors cannot, and thus reduces the time and expense its clients would otherwise have to devote to a product detailing program.


     Size and infrastructure. The Company believes that its size, organizational structure and overall resources enable it to implement multiple programs simultaneously and to implement large programs that smaller CSOs may be precluded from executing. The Company has made substantial investments in all of its personnel and management information systems in order to be able to successfully implement a variety of large and small programs simultaneously.

GROWTH STRATEGY

     The Company's objective is to enhance its leadership position in the growing CSO industry and to become the premier supplier of comprehensive customized sales solutions to the pharmaceutical industry and other segments of the healthcare market. The following are the principal elements of the Company's growth strategy:

      Enhance leadership position in growing CSO industry. The Company believes that its leadership position in the growing CSO industry is a result of its competitive advantages. The Company is committed to maintaining its position as a leader and innovator in the growing CSO industry by further developing its core competencies -- recruiting, hiring and training, sales management, information and data management, human resources and financial management. As the CSO market expands, the Company is well positioned to sustain its growth.

     Strengthen relationships with existing clients. Leveraging the past success of its programs, the Company will actively seek to expand and renew existing programs with existing clients and seek to capture new programs from its existing clients by identifying new opportunities with such clients.


     Expand client base. The Company believes that a significant opportunity exists among pharmaceutical companies that do not currently utilize CSOs. The Company has provided services to 11 of the 50 largest pharmaceutical companies in the United States, measured by healthcare revenues. The Company believes, based on its market research, that 33 of such companies do not currently use any CSOs. The Company will seek to expand its client base by targeting pharmaceutical companies that are not currently clients and which have attractive product portfolios. In addition, future initiatives may focus on other sectors of the healthcare market that could benefit from the Company's services, such as biotechnology companies and medical device manufacturers.


     Provide additional services. As a leading provider of physician detailing programs, the Company believes that it has an established platform from which to offer complementary promotional and marketing services to its clients. The Company will leverage its core competencies to further develop its specialized sales forces to meet the needs of its clients.

     Enter new geographic markets. The Company will look for opportunities to provide promotional services in markets outside the United States. This expansion may be in the form of strategic joint ventures or acquisitions or by building a presence using the Company's own internal resources.


     Pursue strategic acquisitions. The Company intends to explore strategic acquisitions in complementary and existing business areas. The Company believes that by acquiring other CSOs and/or sales and marketing companies it may be able to accelerate the development of a broader array of services or expand existing services more efficiently and rapidly than developing these service capabilities internally. In addition, the Company may pursue acquisitions in order to enter new markets, where it currently has no presence.

PROGRAM DESCRIPTION

     The Company's customized detailing programs typically contain three basic elements: design, execution and assessment. In the program design phase, the Company undertakes to understand the needs and objectives of the client, identifies, defines and ranks the proposed target audience and determines appropriate staffing. In the program execution phase, the Company recruits, hires, trains and manages the sales force. Finally, in the program assessment phase, the Company measures the performance of the sales force and the success of the program relative to the goals and objectives of the program. While each program relies on the same basic core competencies, programs are custom-designed to provide significant strategic advantages to the client by taking into account the geographic, marketing and scheduling needs of the client, the product itself and the profile of the target audience.

  PROGRAM DESIGN

     Prior to entering into a contract and usually in response to a request for a proposal, the Company sets forth the details of a program in a comprehensive proposal. The purpose of the proposal is to create an overall approach to the program, which helps the Company establish a 'plan of action' for launch and subsequent implementation. Among other things, the Company will use the proposal to clarify the goals of the program and to analyze any data supplied by the client in connection with its request. For example, as part of its pre-program assessment, the Company will analyze the target physician list provided by the client, which can include the names of 100,000 or more physicians, for the purpose of targeting the most productive physicians in the most efficient manner. The Company ranks the targeted prescribers based on statistical data such as number of prescriptions written, prior coverage for the product and for the general pharmaceutical class to which such product belongs, as well as the product and class history among the proposed audience. The proposal incorporates the Company's recommendations regarding territory mapping and the allocation of sales representatives and sales managers within such territories. This results in more efficient use of sales representatives, better target audience penetration, reduced sales force turnover and, ultimately, maximum impact on sales. This process is also instrumental in structuring compensatory arrangements and payment terms.

     Staffing requirements. In the program design phase, the Company identifies the assets to be committed to the program (i.e., divisional managers, district managers, field managers and sales representatives), the profile of the sales representatives (i.e., part-time and full-time), training requirements, the deployment of the sales force in terms of geography, the number of details per call and the number of times each target will be called over a defined period of time ('call-back frequency'). In determining staffing requirements, the Company takes into account a number of considerations, including the preferences of the client, the size of the individual territories, the number of targeted physicians in a given territory, the call-back frequency and the cost effectiveness of a full-time or part-time representative. The Company believes that its ability to provide both full-time and part-time sales representatives is important to providing its clients with a customized sales force able to meet the goals of the sales program in a cost effective manner.

     Deployment strategy. In the program design phase, the Company performs 'territory mapping'-- i.e., a plan to deploy the sales force over the geographic region in which the targeted prescribers are located. The Company analyzes the physician target list for the purpose of grouping the targets according to selected criteria. The Company believes that its mapping and territory deployment analysis gives it a competitive advantage over other CSOs in pricing contracts and ensuring the success of the program.

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
     Return on investment models. The goal of any program is to maximize results from the promotional dollars spent by the client. Accordingly, in connection with its pre-program assessment and analysis, the Company develops a Return on Investment ('ROI') model for the program. The model can be used to establish goals for the program and enables clients to clearly quantify the value of the services provided by the Company. The ROI model has the ability to project program effectiveness in incremental net sales, and may ultimately be a key factor in demonstrating why a program should be renewed or expanded. The ROI model is based on a confidential set of data and is considered proprietary by the Company.

  PROGRAM EXECUTION

     The Company believes that its ability to recruit quickly on a national basis, the quality of its training programs, the experience of its management and its data and management information systems provide clients with a highly effective sales force designed to meet a program's needs.

     Recruiting and hiring. Recruiting and hiring the best qualified sales personnel quickly is vital to ensure positive program results and minimize turnover. The Company maintains a disciplined and efficient recruiting process that is managed by a National Manager of Recruiting overseeing a staff of 10, including five regional Recruiting Managers. This structure facilitates recruiting on a region by region basis, thus saving time and money.

     The Company has developed a multi-step recruiting and hiring process that it believes is comprehensive, rigorous, selective and professional. The Company maintains a database of resumes of qualified, potential sales representatives. The Company has also developed a relationship with a national recruiting firm in the healthcare field and maintains an extensive referral system. Placing advertisements in local publications through the services of a single source provides cost and process control over the Company's recruitment efforts. The recruiting and hiring process includes preliminary screening procedures, background checks where required by the client, reference checks, drug testing and a rigorous interview process during which candidates are required to sit for multiple interviews with different sales managers. Typically, one to three percent of the initial applicants screened in connection with a program are hired. The result is an experienced, highly-qualified and motivated sales force.

     All of the Company's field sales personnel, including sales representatives, managers and recruiting coordinators, are employees rather than independent contractors. In addition, the Company offers its sales representatives a compensation package that it believes is competitive with compensation packages offered by the major pharmaceutical companies. The compensation package offered by the Company includes a base salary and performance-based incentives that relate to the specific goals of the program, as well as fringe benefits, including a car allowance and, for full-time sales representatives, health insurance coverage. The Company believes that its treatment of its sales representatives as employees and its compensation system are important factors in its ability to attract and retain talented sales personnel. The Company has found that a base salary and incentive bonus compensation package is best suited for a results-oriented program and for achieving program objectives, while a per call or hourly compensation structure emphasizes the number of details rather than the quality of the detailing effort. In addition, treating its sales representatives as employees enhances the Company's ability to direct and manage the daily activities of its field force and integrate with its clients' sales teams. It also allows the Company to provide career advancement opportunities -- a powerful motivational tool.

     Training. The Company's Training and Development Department consists of a National Training and Development Manager, a Director of Sales, Training and Development and six dedicated Training Managers. In connection with each program, the Company undertakes the training of the district managers and the sales representatives with respect to the products being detailed. The training programs are designed jointly by the Company and the client and are comparable to the training programs employed by the client for its own internal sales force. The client will either participate with the Company in the training, or train the Company's managers who will then implement the training program. Each sales representative is required to complete one to two weeks of home study and attend a three day to three week training seminar. Typically, training involves written material as well as seminars and other presentations which all sales representatives are required to attend. All training programs dedicate time to workshops and interactive role playing. The Company's sales representatives use the same manuals and materials and must pass the same product knowledge tests as the client's in-house sales

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
representatives. In-field training continues at the local level as determined by the National Sales Manager of the program.

     Sales management. The Company's sales programs are supervised by two Vice Presidents who report to the Chief Operating Officer. Each Vice President manages four to six programs and is responsible for the overall execution of each program, including the performance of the entire sales force (representatives and managers), monitoring the product sales generated and client satisfaction. Each program has a dedicated National Sales Manager, field managers (Division and District Managers) and sales representatives. A National Sales Manager may also have several Regional Managers reporting to him. Programs may also have one or more dedicated program trainers. Division Managers

(full-time) and District Managers (part-time) are responsible for the direct supervision of the field sales representatives. A Division Manager normally manages ten to twelve representatives, while a District Manager usually manages six to eight.

  PROGRAM ASSESSMENT

     Data and information management and reporting. The Company's database management group and call reporting center monitor each program. The operations area handles hundreds of thousands of detail call reports per year, producing all related reports for the sales teams, management and the client. This comprehensive operations support frees up client and management resources that would otherwise be burdened. Each sales representative is required to file call activity reports on a daily basis. The reports reflect the sales representative's activities since his last report including the number of calls, the number of details as well as a confirmation signature from the target prescriber. To date, the Company's call reporting system has been a paper based system. However, the Company has recently instituted a program whereby certain sales representatives will be given palm top computers. This program will facilitate the submission of call activity reports and reduce the time required to produce management reports.

     The Company has developed several management tools to maximize the effectiveness of its sales forces. These management tools can be used to track the overall effectiveness of the program as well as the performance of individual sales representatives. One such tool is the Integrated Sales and Activity Report ('ISA'), which allows the sales representatives to tailor strategies and to evaluate the effectiveness of their sales efforts. The ISA is generally produced bi-monthly and compares the current period to the prior period. The report can be customized to reflect progress made toward a specific goal or target for purposes of evaluating a program.

     Physician satisfaction surveys. In connection with each program, the Company develops a program-specific physician satisfaction survey ('PSS'). The PSS is periodically sent out to selected members of the target audience, depending on the size of the program. The PSS solicits comments on a variety of topics relating to the call, including the professionalism of the sales representative and current prescribing patterns. Finally, the survey asks the physician to confirm his signature. These surveys are an indispensable tool, both for determining the effectiveness of the program designed by the Company and assessing the performance of the Company's sales force.

     Product sample tracking. Federal laws and regulations require that detailed records be kept concerning the distribution of pharmaceutical product samples. These record keeping requirements are the responsibility of the manufacturer. The Company has developed a sample tracking system that it believes complies with such laws and regulations. As part of its services, the Company performs this function on the client's behalf.

     Quantitative analysis. At the conclusion of each program the Company prepares a case study for the client that documents the results of the program relative to the goals established at the outset of the program as well as the ROI.


SPECIALIZED DETAILING FORCES AND SERVICES

     In addition to the traditional, custom-designed, client-dedicated, long-term (one year or longer) detailing sales force program, the Company has developed specialized detailing forces and services, described below, to address varying needs of the pharmaceutical industry. While these services do not currently represent a material portion of the Company's business, they are considered important to the Company's future growth.

     Strike Force. Strike Force is a sales force designed for fast roll-out and short time frames (six months or less). Strike Force is generally used in situations where the client requires short-term detailing support and faster penetration of the target audience. Examples of applications for Strike Force include seasonal brands, new product launches, conversion from prescription to OTC and gaps in product coverage. For example, Strike Force was used by one client to launch a new formulation of its children's cough and cold product. The main objective was to increase pediatrician awareness and recommendations during the cough and cold season.

     Share Force. Share Force is a sales force designed to detail up to three products from the same or different manufacturers to the same target audience. The Share Force program offers clients flexibility in terms of pricing (depending on the slotting) and program length, as well as access to pre-targeted high volume prescribers. The Company assembles a sales team targeted at a fixed list of physicians within a specialty that it believes to represent a high volume prescribing audience. These physicians are selected and profiled through the use of prescription data to ensure that they represent the most productive physicians (in terms of prescriptions written) within multiple therapeutic categories. Fees are determined by the detail position, or priority, given to a particular product (known as 'slotting'). The Company has commenced marketing Share Force but has not yet deployed any such force.

     Staffing Services. The Company acts as a recruiting and placement agency, using its skills in recruiting and hiring to help a client build its own internal sales force. The Company performs all screening, checking, testing and interviewing functions and then refers the most qualified candidates to the client for final approval. The Company typically receives a fee for each sales representative hired by the client.

     Sales Force Build. Sales Force Build is a variation on Staffing Services. The Company assembles a customized, client-dedicated sales force, designed at the outset of a program with the specific intent that the client will hire the sales representatives either at the conclusion of the program or at a pre-determined time. In addition to the program fees, the Company receives a placement fee for those sales representatives hired by the client.

     Convention Plus. The Company provides custom-designed teams for trade show and convention management support. Instead of staffing conventions with its own sales representatives, which results in lost sales calls, the client engages the Company to manage every aspect of the convention including registration, set-up, staffing and reporting. The team can be built exclusively for one client or shared by several clients.


CLIENTS AND CONTRACTS

  CLIENTS

     The Company believes that its relationships with its clients, which include many of the largest pharmaceutical companies in the United States, are among its most important strategic assets and competitive advantages. The Company has enjoyed long-standing relationships with many of these clients, and a high percentage of its clients either renew their programs or enter into new contracts with the Company for new programs. The Company believes that the quality and stability of its client base promotes the consistency of its core business and that the scope and complexity of its clients' marketing needs present opportunities for expansion into new areas. There can be no assurance, however, that the Company's clients will continue to renew or expand their relationship with the Company.


     During 1997, the Company executed 15 detailing programs for 12 clients. In 1997, Pfizer, Glaxo Wellcome, Astra Merck and Novartis accounted for 25%, 24%, 19% and 10%, respectively, of the Company's revenue. Collectively, these four clients accounted for approximately 78% of the Company's revenue. The loss of any one of the foregoing clients could have a material adverse impact on the Company's business. In 1996, Pfizer, Astra Merck, Novartis and Johnson & Johnson each accounted for 10% or more of the Company's revenue. Collectively, these clients accounted for approximately 84% of the Company's revenue. In 1995, one program accounted for more than 43% of the Company's revenue and three other programs each accounted for 10% or more of the Company's revenue. Collectively, these four programs represented approximately 85% of the Company's revenue. In 1994, two programs each accounted for more than 30% of the Company's revenue and another program accounted for 10% or more of the Company's revenue. Together, the three programs represented approximately 85% of the Company's revenue.


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
  CONTRACTS


     Given the customized nature of the Company's business, it utilizes a variety of contract structures with its clients. Generally, contracts provide for a fee to be paid based on the Company delivering a specified package of services. Contracts typically include performance benchmarks, such as a minimum number of sales representatives or a minimum number of calls. The Company typically receives a portion of its fee upon commencement of the program as compensation for the costs of initiating such program. In addition, contracts typically provide that the Company is entitled to a fee for each sales representative hired by the client during or at the conclusion of a program. In certain instances, the Company may be entitled to additional compensation based upon the success of the program and/or subject to penalties for failing to meet stated performance benchmarks. The Company has failed to meet the contractual performance benchmarks with respect to only one contract. This failure, which occurred in 1996, resulted in the payment by the Company of a penalty that represented less than 4% of the total fees payable to the Company under such contract. Subsequently, the client renewed this contract for two additional one-year terms and expanded the program in each term.



     The Company's contracts generally are for terms of six months to one year and are subject to renewal upon expiration. However, the Company's contracts are terminable by the client for any reason upon 30 to 90 days notice. The Company's contracts typically provide for termination payments by the client upon a termination without cause. While the cancellation of certain of the Company's contracts by a client without cause may result in the imposition of penalties on such client, such penalties may not act as an adequate deterrent to the termination of any such contracts. In addition, there can be no assurance that such penalties will offset the lost revenue or the costs which the Company may incur as a result of such termination. The loss or termination of a large contract or the loss of multiple contracts could adversely affect the Company's future revenue and profitability. Contracts may also be terminated for cause if the Company fails to meet stated performance benchmarks. To date, no programs have been terminated for cause. Since January 1, 1993, three programs have been terminated by clients prematurely without cause. None of these terminations resulted in a loss with respect to the program and in two of such cases the Company received a termination payment.


     The Company's contracts typically contain cross-indemnification provisions between the Company and its client. The client will usually indemnify the Company against product liability and related claims arising from the sale of the product and the Company indemnifies the clients with respect to the errors and omissions of the Company's sales representatives in the course of their detailing activities. To date, the Company has not asserted, nor has there been asserted against the Company, any claim for indemnification pursuant to a contract.

MARKETING AND BUSINESS DEVELOPMENT

     Most of the Company's revenue is derived from renewals and extensions of existing programs and new programs with existing clients. The Company derives new business from responses to 'requests for proposals' from pharmaceutical companies that the Company believes are the result of its promotional and advertising efforts. Recently, the Company has increasingly engaged in proactive efforts to generate more business from new and prospective clients. The Company has implemented a sales process that is designed to leverage its results-oriented image through case studies, references, ROI models and comprehensive proposals. The Company also has implemented an enhanced marketing and new business development process for the purpose of improving its ability to secure more contracts both within the pharmaceutical industry and in other healthcare markets. This new business development process relies on the use of a dedicated sales and marketing team.

     The Company seeks to promote awareness of its capabilities to senior level executives, product managers and sales managers of both its existing and potential clients so that when situations arise where additional product detailing services are needed, those prospects are already aware of the Company and its image as a high-quality, results-oriented firm. In order to build and sustain awareness of its services, a combination of trade journal advertising, mailings, and a public relations campaign are utilized. The Company advertises in publications such as Pharmaceutical Executive and Med Ad News. The marketing department maintains a proprietary mailing list of over 3,000 pharmaceutical industry personnel including CEOs, vice presidents and marketing, sales and product managers. In addition to its ongoing monthly mailings, the Company also conducts specialized mailings in response to contacts received from specific companies or about specific developments within the industry. The public relations campaign also involves interviews in trade journals and other publications and speaking engagements for the Company's executives.

COMPETITION

     The primary competitive factor affecting contract sales services is the ability to quickly hire, train, deploy and manage qualified sales representatives to implement simultaneously several large product detailing programs. The Company also competes with other CSOs on the basis of such factors as its reputation, quality of its services, experience of management, performance record, customer satisfaction, ability to respond to specific client needs, integration skills and price. The Company believes it competes favorably with respect to each of these factors.

     The Company primarily competes with in-house sales and marketing departments of pharmaceutical companies, other CSOs and other third party providers to the pharmaceutical industry, many of which possess substantially greater capital, personnel and other resources than the Company. In addition to the in-house sales forces of pharmaceutical companies, the Company's current major competitors include CSOs such as Innovex Limited, a subsidiary of Quintiles Transnational Corp., and the various sales and marketing affiliates of Snyder Communications, Inc. As a result of competitive pressures, various sales and marketing organizations providing services to the pharmaceutical industry are consolidating and are becoming targets of global organizations. This trend is likely to produce increased competition among CSOs for both clients and acquisition candidates and increased competitive pressures on smaller providers. If the trend in the pharmaceutical industry towards consolidation continues, pharmaceutical companies may have excess in-house sales force capacity and may, as a result, reduce or eliminate their use of CSOs. There are relatively few barriers to entry into the CSO industry and there can be no assurance that, as the CSO industry continues to evolve, additional competitors with greater resources than the Company will not enter the industry or that the Company's customers will not choose to conduct more of their sales services internally, with other CSOs or with organizations that can provide a broader range of sales and marketing services. Although the Company intends to monitor industry trends and respond accordingly, there can be no assurance that the Company will be able to anticipate and successfully respond to such trends. Increased competition may lead to price and other forms of competition that may have a material adverse effect on the Company's business and results of operations.

GOVERNMENT AND INDUSTRY REGULATION

     The healthcare industry is subject to extensive regulation. Various laws,

regulations and guidelines promulgated by government, industry and professional bodies affect, among other matters, the provision, licensing, labeling, marketing, promotion, sale and reimbursement of healthcare services and products, including pharmaceutical products. It is also possible that additional or amended laws, regulations or guidelines could be adopted in the future.

     The pharmaceutical industry is subject to extensive federal regulation and oversight by the FDA. For instance, the Federal Food, Drug and Cosmetic Act, as supplemented by various other statutes, regulates, among other matters, the approval, labeling, advertising, promotion, sale and distribution of drugs, including the practice of providing product samples to physicians. Under this statute, the FDA asserts its authority to regulate all promotional activities involving prescription drugs. In addition, the sale or distribution of pharmaceuticals may also be subject to the Federal Trade Commission Act ('FTCA'). Finally, the Prescription Drug Marketing Act ('PDMA') regulates the ability of pharmaceutical companies to provide physicians with free samples of their products. Essentially, the PDMA requires extensive record keeping and labeling of such samples for tracing purposes. Accordingly, the business of the Company and its clients, to the extent such business involves promotion and marketing of pharmaceutical products, are subject to the extensive regulation governing the pharmaceutical industry, and there can be no assurance that the Company will not be subject to increased regulatory scrutiny in the future.

     In addition, some of the services that the Company may provide in the future are affected by various guidelines promulgated by industry and professional organizations. For example, certain ethical guidelines promulgated by the American Medical Association ('AMA') govern, among other matters, the receipt by physicians of gifts from health-related entities. These guidelines govern the honoraria, and other items of pecuniary value, which AMA member physicians may receive, directly or indirectly, from pharmaceutical companies. Similar guidelines and policies have been adopted by other professional and industry organizations, such as PhRMA.

     The healthcare industry is subject to federal and state laws pertaining to healthcare fraud and abuse. In particular, certain federal and state laws prohibit manufacturers, suppliers and providers from offering or giving or receiving kickbacks or other remuneration in connection with ordering or recommending purchase or rental of healthcare items and services. The federal anti-kickback statute provides both civil and criminal penalties for, among other things, offering or paying any remuneration to induce someone to refer patients to, or to purchase, lease, or order (or arrange for or recommend the purchase, lease, or order of), any item or service for which payment may be made by Medicare or certain federally-funded state healthcare programs (e.g., Medicaid). This statute also prohibits soliciting or receiving any remuneration in exchange for engaging in any of these activities. The prohibition applies whether the remuneration is provided directly or indirectly, overtly or covertly, in cash or in kind. Violations of the law can result in numerous sanctions, including criminal fines, imprisonment, and exclusion from participation in the Medicare and Medicaid programs.

     Several states also have referral, fee splitting and other similar laws that may restrict the payment or receipt of remuneration in connection with the purchase or rental of medical equipment and supplies. State laws vary in scope and have been infrequently interpreted by courts and regulatory agencies, but may apply to all healthcare items or services, regardless of whether Medicare or Medicaid funds are involved.

     In addition, the Company is subject to the rules and regulations promulgated by the Equal Employment Opportunity Commission and similar state entities which govern its recruiting and hiring practices and its relationship with its employees.

     The failure of the Company or its clients to comply with, or any change in, the applicable regulatory requirements or professional organization or industry guidelines could, among other things, limit or prohibit the Company or its clients from conducting certain business activities, subject the Company or its clients to adverse publicity, increase the costs of regulatory compliance or subject the Company or its clients to monetary fines or other penalties. Any such actions could have a material adverse affect on the Company.

LIABILITY AND INSURANCE

     Liability Insurance. Participants in the healthcare industry are subject to lawsuits alleging malpractice, product liability and other legal theories, many of which can involve large claims and significant legal costs. As a provider of product detailing services to the pharmaceutical industry, the Company is subject to the risk of being named as a party in such lawsuits. As a result of its contract sales services, the Company believes that it may become involved in litigation regarding the products distributed by its personnel, with the attendant risks of significant legal costs, substantial damage awards and adverse publicity. Even if such claims ultimately prove to be without merit, defending against them can result in adverse publicity, diversion of management's time and attention and substantial expenses, which could have a material adverse effect on the Company.

     The Company maintains general liability insurance, which it believes to be adequate in amount and coverage for the current size and scope of its operations although there can be no assurance of that fact. However, the policies maintained by the Company do not insure it against the errors and omissions of its employees. The Company may seek increased insurance coverage as well as insurance for the errors and omissions of its employees in connection with expanding its service offerings, although the Company has not experienced difficulty in obtaining insurance coverage in the past, there can be no assurance that the Company will obtain increased or additional insurance coverage on acceptable terms or at all. In addition, although the Company's clients may indemnify the Company for the client's negligent conduct, such indemnification may not be adequate in light of all of the potential litigation risks facing the Company. In addition, the Company is often required to indemnify its clients in the event of the Company's negligence. The Company, therefore, could be held responsible for losses incurred in connection with the performance of its services or otherwise and could incur substantial costs in connection with legal proceedings associated with the performance of its services or the pharmaceutical products with respect to which it provides services.


     Employment Practice Liability Insurance. The success of the Company's business is dependent on its ability to field a high-quality sales force relatively quickly. As part of its recruiting and hiring process, the

Company conducts a thorough screening process, drug testing and rigorous interviews. In addition, the Company must continually evaluate its personnel and, when necessary, terminate some of its employees with or without cause. Accordingly, the Company is subject to lawsuits relating to wrongful termination, discrimination and harassment. The Company has obtained employment practice liability insurance, which insures the Company against claims made by employees or former employees relating to their employment, i.e., wrongful termination, sexual harassment, etc. To date, the Company has not made any claims under this policy. There can be no assurance, however, that the coverage maintained by the Company will be sufficient to cover all future claims or will continue to be available in adequate amounts or at a reasonable cost. The Company could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim by an employee that is outside the scope of coverage of such policy.

LEGAL PROCEEDINGS

     From time to time the Company is involved in litigation incidental to its business. The Company is not currently a party to any pending litigation which, if decided adversely to the Company, would have a material adverse effect on the business, financial condition or results of operations of the Company and the Company is not aware of any material threatened litigation.

FACILITIES AND EMPLOYEES


     The Company's corporate headquarters are currently located in Mahwah, New Jersey, in approximately 11,000 square feet of space occupied under a lease which expires on April 29, 1998. The Company has entered into a new lease for approximately 27,000 square feet in Upper Saddle River, New Jersey. The new lease is to take effect in May 1998 for a term of 66 months with an option to extend for an additional five years. In addition, the Company has a right of first offer with respect to additional space as it becomes available. Total base rent payable during the term of the new lease is approximately $3.1 million. Additional rent is payable with respect to increases in certain operating costs over base year amounts.


     As of December 31, 1997, the Company had approximately 1,100 employees. The Company has approximately 70 people working at its headquarters in Mahwah, New Jersey, 930 sales representatives, and 100 field sales managers. The Company is not party to a collective bargaining agreement with a labor union and considers its relations with its employees to be good.

                                   MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names, ages and principal position, of the Directors, Director Nominees, executive officers and key employees of the
Company:


NAME                                   AGE                                 POSITION
------------------------------------   ---   ---------------------------------------------------------------------
John P. Dugan(1)(2).................   62    Chairman of the Board of Directors and Director of Strategic Planning
Charles T. Saldarini................   34    President, Chief Executive Officer and Director
Bernard C. Boyle....................   53    Chief Financial Officer, Executive Vice President, Secretary and
                                             Treasurer
Steven K. Budd......................   41    Chief Operating Officer and Executive Vice President
Robert Wynne........................   47    Vice President -- Account Sales
Cherie Aldana.......................   50    Vice President -- Human Resources
John M. Pietruski(1)(2).............   64    Director Nominee
Jan Martens Vecsi(2)................   53    Director Nominee
Gerald J. Mossinghoff(1)............   62    Director Nominee


------------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

     John P. Dugan is the founder and Chairman of the Board of Directors of the Company and Director of Strategic Planning. He served as its President from inception until January 1995 and as its Chief Executive Officer from inception until November 1997. In 1972, Mr. Dugan founded Dugan Communications, a medical advertising agency that later became known as Dugan Farley Communications Associates Inc. ('DFC') and served as its President until 1990. In 1990 Mr. Dugan acquired sole control of the Company, which was then a wholly-owned subsidiary of DFC. Mr. Dugan was a founder and served as the President of the Medical Advertising Agency Association from 1983 to 1984. Mr. Dugan also served on the Board of Directors of the Pharmaceutical Advertising Council (now known as the Healthcare Marketing Communications Council, Inc.) and was its President from 1985 to 1986. Mr. Dugan received an M.B.A. from Boston University in 1964.

     Charles T. Saldarini is the President and Chief Executive Officer of the Company and a Director. Mr. Saldarini became President in January 1995 and Chief Executive Officer in November 1997. Prior to January 1995 Mr. Saldarini was Chief Operating Officer of the Company. Mr. Saldarini joined the Company in 1987 as a sales manager. Mr. Saldarini received an A.B. in political science from Syracuse University in 1985.

     Bernard C. Boyle has served as the Company's Executive Vice President and Chief Financial Officer since March 1997 when he joined the Company. In 1990, Mr. Boyle founded BCB Awareness, Inc., a firm that provided management advisory services to the Company, among others, and served as its President until March

1997. During that period he was also a partner in Boyle & Palazzolo, Partners, an accounting firm that also provided services to the Company. From 1982 through 1990 he served as Controller and then Chief Financial Officer and Treasurer of William Douglas McAdams, Inc., an advertising agency. From 1966 through 1971, Mr. Boyle was employed by the national accounting firm of Coopers & Lybrand L.L.P. as supervisor/senior audit staff. Mr. Boyle received a B.B.A. in Accounting from Manhattan College in 1965 and an M.B.A. in Corporate Finance from New York University in 1972.

     Steven K. Budd served the Company as a consultant from December 1995 to April 1996 when he joined as Vice President -- Account Group Sales. He became Executive Vice-President in July 1997 and Chief Operating Officer in January 1998. Prior to joining the Company, from April through December 1995, Mr. Budd was an independent consultant. From January 1994 through April 1995, Mr. Budd was employed by Innovex, Inc., a competing CSO, as a Director of New Business Development. From 1989 through December 1993, Mr. Budd was employed by Professional Detailing Network ('PDN'), a competing CSO, as a Vice President with responsibility for building sales teams and developing marketing strategies. Mr. Budd received a B.A. in History and Education from Susquehanna University in 1978.

     Robert Wynne joined the Company in August 1990 as a Regional Sales Manager based in Chicago, Illinois. He currently serves as Vice President -- Account Sales, a position he has held since December 1994. From 1984 through 1990, Mr. Wynne was employed by Carnation Nutritional Products Co. and the McNeil Consumer Products Company, Professional Division, an affiliate of Johnson & Johnson, as a sales representative and trainer. Mr. Wynne received a B.S. in Secondary Education from the University of Minnesota in 1972 and an M.S. in Management of Human Resources from National College of Education in 1985.

     Cherie Aldana joined the Company in 1988. Initially, she was employed as Accounting Manager responsible for financial, payroll, benefits and personnel. In 1990 she was promoted to Director of Human Resources and in January 1996 to Vice President -- Human Resources. Ms. Aldana received a B.S. in Accounting from York College in 1972 and has received certification as a Professional of Human Resources from the Human Resources Certification Institute, a division of the Society of Human Resource Management.

     Gerald J. Mossinghoff has been nominated to become a director of the Company immediately upon consummation of this Offering. Mr. Mossinghoff is a former Assistant Secretary of Commerce and Commissioner of Patents and Trademarks of the Department of Commerce (1981 to 1985) and served as President of Pharmaceutical Research and Manufacturers of America from 1985 to 1996. Since 1997 he has been Senior Counsel to the law firm of Oblon, Spivak, McClelland, Maier and Newstadt of Arlington, Virginia. Mr. Mossinghoff has been a visiting professor of Intellectual Property Law at the George Washington University Law School since 1997 and Adjunct Professor of Law at George Mason University School of Law since 1997. Mr. Mossinghoff served as United States Ambassador to the Diplomatic Conference on the Revision of the Paris Convention from 1982 to 1985 and as Chairman of the General Assembly of the United Nations World Intellectual Property Organization from 1983 to 1985. He is also a former Deputy General Counsel of the National Aeronautics and Space Administration (1976 to 1981). Mr.

Mossinghoff received an Electrical Engineering degree from St. Louis University in 1957 and a Juris Doctor degree with Honors from the George Washington University Law School in 1961. He is a member of the Order of the Coif and is a Fellow in the National Academy of Public Administration. He is the recipient of many honors, including NASA's Distinguished Service Medal and the Secretary of Commerce Award for Distinguished Public Service.

     John M. Pietruski has been nominated to become a director of the Company immediately upon consummation of this Offering. Since 1990 Mr. Pietruski has been the Chairman of the Board of Texas Biotechnology Corp., a pharmaceutical research and development company. He is a retired Chairman of the Board and Chief Executive Officer of Sterling Drug Inc. With Sterling Drug Inc. from 1977 to his retirement in 1988, he also held the positions of Executive Vice President, President and Chief Operating Officer. Mr. Pietruski is a member of the Boards of Directors of Hershey Foods Corporation, GPU, Inc., Lincoln National Corporation and McKesson Corporation. Mr. Pietruski graduated Phi Beta Kappa with a B.S. in Business Administration with honors from Rutgers University in 1954 and currently serves as a regent of Concordia College.

     Jan Martens Vecsi has been nominated to become a director of the Company immediately upon consummation of this Offering. Ms. Vecsi is the sister-in-law of John P. Dugan, the Chairman of the Board of the Company. Ms. Vecsi was employed by Citibank, N.A. from 1967 through 1996 when she retired. Starting in 1986 she served as the Senior Human Resources Officer and Vice President of the Citibank Private Bank. Ms. Vecsi received a B.A. in Psychology and Elementary Education from Immaculata College in 1965.

     The Board of Directors of the Company is divided into three classes as nearly equal in number as possible. Each year the shareholders will elect the members of one of the three classes to a three-year term of office. Ms. Vecsi serves in the class whose term expires in 1999; Messrs. Saldarini and Pietruski serve in the class whose term expires in 2000; and Messrs. Dugan and Mossinghoff serve in the class whose term expires in 2001.

     The Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee reviews the scope and results of the audit and other services provided by the Company's independent accountants and internal controls of the Company. The Compensation Committee is responsible for the approval of compensation arrangements for officers of the Company and the review of the Company's compensation plans and policies.

EXECUTIVE COMPENSATION

     Summary Compensation. The following table presents certain information concerning compensation paid or accrued for services rendered to the Company in all capacities during the year ended December 31, 1997, for the Chief Executive Officer and the other four executive officers of the Company whose aggregate annual base salary and bonus for 1997 exceeded $100,000 (collectively, the 'Named Executive Officers').


                                                                                          LONG-TERM
                                                                                         COMPENSATION
                                                                                         ------------
                                                         ANNUAL COMPENSATION              SHARES OF
                                                 ------------------------------------       COMMON
                                                                            OTHER           STOCK
                                                                            ANNUAL        UNDERLYING      ALL OTHER
         NAME AND PRINCIPAL POSITION              SALARY      BONUS      COMPENSATION      OPTIONS       COMPENSATION
----------------------------------------------   --------    --------    ------------    ------------    ------------
John P. Dugan
  Chairman of the Board and Former Chief
  Executive Officer(1)........................   $125,000       --         $ 26,441          --           $2,243,000(1)
Charles T. Saldarini
  President and Chief Executive Officer.......   $120,000    $237,000(2)   $  9,724          --           $4,050,000(3)
Steven K. Budd
  Chief Operating Officer and
  Executive Vice President....................   $112,613    $ 48,000      $  8,396          39,189          --
Bernard C. Boyle
  Chief Financial Officer,
  Executive Vice President,
  Secretary and Treasurer.....................   $105,000(4) $ 18,000      $  1,155          27,992          --
Robert Wynne
  Vice President--Account Sales...............   $111,000    $ 55,000      $ 11,729          --              --

------------------
(1) Mr. Dugan was the Chief Executive Officer of the Company until November 1997. All other compensation represents the bonus payment to Mr. Dugan as the majority shareholder of the Company. Such compensation was based on the Company's estimated profitability and working capital requirements. As the Company will no longer qualify as an S Corporation after the Offering, it is not expected that Mr. Dugan will receive bonus payments in future periods after the Offering.
(2) Reflects a bonus paid to Mr. Saldarini, President and Chief Executive Officer and a minority shareholder of the Company. In addition to his share of the final distribution in connection with the termination of the Company's S Corporation status, in the future Mr. Saldarini, as President and Chief Executive Officer, may receive cash bonuses as determined by the Compensation Committee.
(3) Represents the value of Common Stock issued to Mr. Saldarini in January 1997 as reported by the Company for financial accounting purposes.
(4) Mr. Boyle joined the Company in March 1997. $15,000 of his salary represents amounts paid to Mr. Boyle's consulting company prior to the commencement of his employment.

     Option Grants. The following table sets forth certain information regarding options granted by the Company to the Named Executive Officers during 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR



                                                        INDIVIDUAL GRANTS
                                      -----------------------------------------------------
                                                       PERCENT OF
                                                         TOTAL                                POTENTIAL REALIZABLE VALUE AT
                                        NUMBER OF       OPTIONS                               ASSUMED ANNUAL RATES OF STOCK
                                          SHARES       GRANTED TO                             PRICE APPRECIATION FOR OPTION
                                        UNDERLYING     EMPLOYEES     EXERCISE                            TERM(2)
                                         OPTIONS       IN FISCAL      PRICE      EXPIRATION   ------------------------------
                NAME                  GRANTED (#)(1)      YEAR      ($/SHARE)       DATE         0%       5% ($)    10% ($)
------------------------------------  --------------   ----------   ----------   ----------   --------   --------   --------
John P. Dugan.......................      --             --            --           --           --         --         --
Charles T. Saldarini................      --             --            --           --           --         --         --
Steven K. Budd......................      39,189          58.3%       $ 1.61      12/31/05    $ 78,770   $156,984   $271,414
Bernard C. Boyle....................      27,992          41.7%       $ 1.61      12/31/05    $ 56,264   $110,857   $190,101
Robert Wynne........................      --             --            --           --           --         --         --


                                                        (footnotes on next page)

------------------

(1) The options vest with respect to one-third of the shares of Common Stock covered by the options on the earlier of June 30, 1998 or the date on which this Offering is completed (the 'Initial Vesting Date') and one-third will vest on each of the first and second anniversary of the Initial Vesting Date.

(2) Potential realizable values are net of exercise price but before taxes, and are based on the assumption that the Common Stock of the Company appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration date of the respective options. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect the Company's projection or estimate of future stock price growth. Actual gains, if any, on stock option exercises are dependent on the future financial performance of the Company, overall market conditions and the option holder's continued employment through the vesting period. This table does not take into account any appreciation in the price of the Common Stock from the date of grant to the date of this Prospectus.

     Option Exercises and Year-End Option Values. The following table provides information with respect to options exercised by the Named Executive Officers during 1997 and the number and value of unexercised options held by the Named Executive Officers as of December 31, 1997.

   AGGREGATED OPTION EXERCISE IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

                                                                   NUMBER OF SHARES UNDERLYING      VALUE OF UNEXERCISED IN-THE-
                                                                  UNEXERCISED OPTIONS AT FISCAL       MONEY OPTIONS AT FISCAL

                                                                          YEAR-END (#)                    YEAR-END ($)(1)
                            SHARES ACQUIRED   VALUE REALIZED    ---------------------------------   ----------------------------
NAME                        ON EXERCISE (#)       ($)(1)          EXERCISABLE      UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
--------------------------  ---------------   ---------------   ---------------   ---------------   -----------    -------------
John P. Dugan.............      --                --                --                --               --              --
Charles T. Saldarini......      --                --                --                --               --              --
Steven K. Budd............      --                --                --                 39,189          --            $ 446,363
Bernard C. Boyle..........      --                --                --                 27,992          --            $ 318,829
Robert Wynne..............      --                --                --                --               --              --

------------------------
(1) For the purposes of this calculation, value is based upon the difference between the exercise price of the options, $1.61 per share, and an assumed initial public offering price $13.00 per share.

EMPLOYMENT CONTRACTS

     In January 1998, the Company entered into an agreement with John P. Dugan providing for his appointment as Chairman of the Board and Director of Strategic Planning. The Agreement provides for an annual salary of $125,000 and no cash bonuses and for participation in all executive benefit plans.


     As of April 1, 1998, the Company entered into an employment agreement with Charles T. Saldarini providing for his employment, as President and Chief Executive Officer for a term expiring on February 28, 2003 subject to automatic one-year renewals unless either party gives written notice 180 days prior to the end of the then current term of the agreement. The agreement will provide for an annual base salary of $275,000 and for participation in all executive benefit plans. The agreement will also provide that Mr. Saldarini will be entitled to bonus and incentive compensation awards as determined by the Company. Further, the agreement will provide, among other things, that, if his employment is terminated without cause (as defined) or if Mr. Saldarini terminates his employment for good reason (as defined), the Company will pay him an amount equal to the salary which would have been payable to him over the unexpired current term of his employment agreement.


     As of March 1, 1998, the Company has also entered into employment agreements with each of Messrs. Boyle and Budd, providing for their respective employment, as Chief Financial Officer and Chief Operating Officer, Mr. Boyle's agreement terminates on December 31, 2000 and Mr. Budd's agreement terminates on March 31, 2001. Each agreement is subject to automatic one-year renewals unless either party gives written notice 180 days prior to the end of the then current term of the agreement. The agreements provide for an annual base salary of $165,000 for Mr. Boyle and $178,605 for Mr. Budd and for their participation in all executive benefit plans. The agreement also provides that Messrs. Boyle and Budd are entitled to bonus and incentive compensation awards as determined by the Company. Each agreement also provides, among other things, that, if employment is terminated by the Company without cause (as defined) or by the executive for good reason (as defined), the Company will pay the employee an amount equal to the salary which would have been payable over the current unexpired term of the employment agreement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS


     Prior to this Offering, the Company has had no separate Compensation Committee or other committee performing equivalent functions. As a result, compensation matters were performed by the Board of Directors or senior management. None of the Directors expected to serve on the Compensation Committee, other than John P. Dugan, the Company's Chairman of the Board, is an employee of the Company. No Director or executive officer of the Company is a director or executive officer of any other corporation that has a director or executive officer who is also a Director of the Company.


1998 STOCK OPTION PLAN


     In order to attract and retain persons necessary for the success of the Company, in March 1998 the Board of Directors of the Company adopted its 1998 Stock Option Plan (the 'Plan') reserving for issuance up to 750,000 shares of its Common Stock, pursuant to which officers, directors and key employees of the Company and consultants to the Company are eligible to receive incentive and/or non-qualified stock options. The Plan, which has a term of ten years from the date of its adoption, will be administered by the Board of Directors or a committee designated by the Board of Directors. The selection of participants, allotment of shares, determination of price and other conditions relating to the purchase of options will be determined by the Board of Directors, or a committee thereof, in its sole discretion. Incentive stock options granted under the Plan are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than the fair market value of the Common Stock on the date of the grant, except that the term of an incentive stock option granted under the Plan to a shareholder owning more than 10% of the outstanding Common Stock may not exceed five years and its exercise price may not be less than 110% of the fair market value of the Common Stock on the date of the grant. Upon completion of the Offering, options for an aggregate of 67,181 shares, exercisable at a price of $1.61 per share during a nine-year period, granted to Bernard C. Boyle and Steven K. Budd, will be outstanding under the Plan. These options are exercisable for one-third of the shares covered thereby as of the earlier of June 30, 1998 or the completion of this Offering and for an additional one-third of the shares covered thereby in each of the next two years. No other options have been granted or exercised under the Plan. However, immediately after the completion of the Offering, the Company intends to grant incentive stock options to up to 200 employees covering between 250,000 and 300,000 shares of Common Stock. Such options will, generally, vest over three years and will be exercisable at the initial public offering price. Options for 7,500 shares will be granted to each of the Company's three non-employee Directors upon their taking office immediately following the closing of the Offering.



COMPENSATION OF DIRECTORS


     Each non-employee Director will receive an annual director's fee of $8,000, payable quarterly in arrears, plus $1,000 for each meeting attended in person and $150 for each meeting attended telephonically and reimbursement for travel costs and other out-of-pocket expenses incurred in attending each Directors' meeting. In addition, committee members will receive $200 for each committee meeting attended in person and $100 for each committee meeting attended telephonically. Additionally, pursuant to the Plan, each non-employee Director, upon election to the Board, will receive options to purchase 7,500 shares of Common Stock exercisable at the fair market value on the date of grant. These options will vest one-third on the date of grant and one-third at the end of each subsequent year of service on the Board. In addition, each non-employee Director will receive options to purchase an additional 3,750 shares of Common Stock on the date of the Company's annual stockholders' meeting. Such options will have an exercise price equal to the fair market value of the Common Stock on the date of grant and will vest one-third upon grant and one-third on each of the first and second anniversary of the date of grant. See '-- 1998 Stock Option Plan.'


401(K) PLAN

     The Company maintains a retirement plan (the '401(k) Plan') intended to qualify under Sections 401(a) and 401(k) of the Code. The 401(k) Plan is a defined contribution plan that covers employees of the Company at least 21 years of age, who have been employed by the Company for at least one year. Employees may contribute up to 15% of their annual wages (subject to an annual limit prescribed by the Code) as pre-tax salary deferral contributions. Effective January 1, 1997, the Company committed to make mandatory contributions to the 401(k) Plan to match employee contributions up to a maximum of 2% of each participating employee's annual wages. The Company's contribution to the 401(k) Plan for 1997 was approximately $172,000.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION


     The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breach of directors' fiduciary duty of care. The Company's Certificate of Incorporation limits the liability of Directors of the Company to the Company or its shareholders to the fullest extent permitted by Delaware law. See 'Description of Capital Stock -- Certain Provisions of the Company's Certificate of Incorporation and Bylaws.'


     The Company's Certificate of Incorporation provides mandatory indemnification rights to any officer or Director of the Company who, by reason of the fact that he or she is an officer or Director of the Company, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such officer or Director in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL. Insofar as indemnification for liabilities under the Securities Act may be provided to officers and Directors or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission (the 'Commission'), such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     There is no pending litigation or proceeding involving a Director, officer, employee or agent of the Company in which indemnification by the Company will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS


     During 1997, Boomer & Son, Inc. ('B&S'), a corporation which, prior to 1998 was wholly-owned by John P. Dugan, the Company's Chairman of the Board, provided advertisement production and placement services to the Company. John P. Dugan is not actively involved in B&S's business; however, John P. Dugan's son, Thomas Dugan, is active in B&S. The Company purchased advertising in the amount of $1.6 million through B&S at stated advertising rates set by the periodicals and publications in which advertisements were placed. B&S received a commission from the publications for its placement services. In addition, in 1997 B&S repaid approximately $196,000 of advances made to it by the Company in 1996. At March 31, 1998 the net amount due from B&S was approximately $77,272. See note 8 to the Company's Financial Statements. The Company anticipates that this amount will be repaid prior to the Offering.



     At the end of 1997 John P. Dugan transferred his interest in B&S to his son, Thomas Dugan, and daughter-in-law, Kathleen Dugan. The Company and B&S propose to enter into an agreement pursuant to which B&S will continue to place advertising on behalf of the Company with various media. As of March 31, 1998 the total amount of advertising placed by B&S on behalf of the Company in 1998 was approximately $533,430. The Company believes that the amounts paid to B&S were no less favorable than would be available in an arms-length negotiated transaction with an unaffiliated entity. See note 8 to the Company's Financial Statements.


     The Company and Charles T. Saldarini, the Company's President and Chief Executive Officer, entered into an employment agreement as of January 1, 1997, which provided for, among other things, a grant of shares of Common Stock to Mr. Saldarini. As a result of such grant, Mr. Saldarini owns 15.0% of the outstanding shares of Common Stock immediately prior to the Offering. In connection with such grant, the Company incurred a non-cash, non-recurring expense of $4.5 million for financial reporting purposes.

     Peter Dugan, the son of John P. Dugan, the Company's Chairman of the Board, is employed by the Company as Director of New Business Development. In 1997

Peter Dugan received $90,160 in compensation from the Company.

     The Company has been subject to taxation under Subchapter S of the Code since January 1, 1991 and under the corresponding provisions of the tax laws of the State of New Jersey since January 1, 1994. As a result, the net income of the Company, for Federal and New Jersey state income tax purposes, has been reported by and taxable directly to the Company's shareholders rather than to the Company. In 1996, the Company paid approximately $1.5 million to John P. Dugan, its then Chief Executive Officer and sole shareholder, as bonus compensation. In 1997, the Company paid an aggregate of approximately $2.5 million of bonus compensation to John P. Dugan and Mr. Saldarini, its Chairman of the Board and its Chief Executive Officer and President, respectively, and collectively, owners of all of the Company's Common Stock. The Company's S Corporation tax status will terminate upon the consummation of this Offering. Immediately prior to this Offering, the Company will make a final cash distribution to its existing shareholders reflecting stockholders' equity as of such date, currently estimated to be $3.2 million. This payment represents the shareholders' equity in the Company prior to the conversion date. In connection with this Offering, John P. Dugan and Charles T. Saldarini have agreed to indemnify and hold harmless the Company with respect to certain taxes relating to the Company's status as an S Corporation and the termination of such status.


     In April, 1998 the Company loaned $1.4 million to its President and Chief Executive Officer, Charles T. Saldarini. The proceeds of this loan were used to pay Mr. Saldarini's income taxes relating to his receipt of shares of Common Stock. Such loan is for a term of three years, bears interest at a rate equal to 5.4% per annum payable quarterly in arrears and is secured by a pledge of the shares of Common Stock held by Mr. Saldarini.

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information known to the Company regarding the beneficial ownership of Common Stock as of April 27, 1998 and as adjusted to reflect the sale of the shares offered hereby, by (i) each person known to the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock, (ii) each Director and Director Nominee of the Company, (iii) each Named Executive Officer and (iv) all Directors, Director Nominees and Named Executive Officers of the Company as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock owned by them.


                                                                                              PERCENTAGE OF SHARES
                                                                                              BENEFICIALLY OWNED(2)
                                                                 NUMBER OF SHARES       ---------------------------------
NAME AND ADDRESS(1)                                            BENEFICIALLY OWNED(2)    BEFORE OFFERING    AFTER OFFERING
------------------------------------------------------------   ---------------------    ---------------    --------------

John P. Dugan...............................................          6,344,878               85.0%             61.8%
Charles T. Saldarini........................................          1,119,684               15.0%             10.9%
Steven K. Budd..............................................             13,063(3)               *                 *
Bernard C. Boyle............................................              9,331(3)               *                 *
John M. Pietruski...........................................              2,500(3)              --                 *
Jan Martens Vecsi...........................................              2,500(3)              --                 *
Gerald J. Mossinghoff.......................................              2,500(3)              --                 *
All Officers, Directors and Director Nominees
  as a group (9 persons)....................................          7,494,456(4)           100.0%             72.8%

------------------

*     Less than 1%.
(1)   The addresses of Messrs. Dugan and Saldarini are c/o the Company, 599 MacArthur Boulevard, Mahwah, New Jersey
      07430-2326.
(2)   Pursuant to the rules of the Commission, shares of the Company's Common Stock that a person has the right to acquire within 60 days of the date hereof pursuant to the exercise of stock options are deemed to be outstanding for the purpose of computing the percentage ownership of such person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
(3)   Represents shares issuable pursuant to options exercisable within 60 days of the date hereof.
(4)   Includes 29,894 shares issuable pursuant to options exercisable within 60 days of the date hereof.

     All of the shares of Common Stock set forth in the above table are subject to agreements prohibiting the sale, assignment or transfer for 180 days from the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. See 'Underwriting.'

                          DESCRIPTION OF CAPITAL STOCK


     The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, par value of $.01 per share ('Common Stock'), and 5,000,000 shares of Preferred Stock, par value of $.01 per share ('Preferred Stock'). Upon completion of the Offering, there will be 10,264,562 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. As of March 31, 1998, there were outstanding 7,464,562 shares of Common Stock held of record by two stockholders. In addition, upon completion of the Offering, options to purchase 67,181 shares of Common Stock will be outstanding.


COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to the preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available for dividends, and, in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after the payment of liabilities. The Common Stock has no preemptive, conversion or other subscription rights. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors is authorized to issue the undesignated Preferred Stock in one or more series, to determine the powers, preferences and rights, and the qualifications, limitations or restrictions, granted to or imposed upon any wholly unissued series of undesignated Preferred Stock, and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the shareholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of Common Stock.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

     The Company's Certificate of Incorporation limits the liability of directors of the Company to the fullest extent permitted under Section 102(b)(7) of the DGCL. To this end, no director of the Company will be liable to the Company or to its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law,
(iii) any willful or negligent payment of an unlawful dividend, stock purchase, or redemption or (iv) any transaction from which the director derived an improper personal benefit.

     The Certificate of Incorporation provides that the Board of Directors consist of three classes of directors serving for staggered three-year terms. As a result, one-third of the Company's Board of Directors will be elected each year. In accordance with the DGCL, directors serving on classified boards of directors may only be removed from office for cause. The Certificate of Incorporation provides that shareholders may take such action only by the affirmative vote of at least 66 2/3% of the voting stock outstanding.

     The Company's Bylaws provide that only the Board of Directors may call a special meeting of shareholders and that shareholders must follow an advance notification procedure for certain shareholder nominations of candidates and for certain other shareholder business to be conducted at the annual meeting. These provisions could, under certain circumstances, operate to delay, defer or prevent a change in control of the Company.

     These provisions could delay or frustrate the removal of incumbent directors or a change in control of the Company. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of shareholders.

SECTION 203 OF THE DGCL

     As a corporation organized under the laws of the State of Delaware, the Company is subject to Section 203 of the DGCL which restricts certain business combinations between the Company and an 'interested stockholder' (in general, a shareholder owning 15% or more of the Company's outstanding voting stock) or its affiliates or associates for a period of three years following the date on which the shareholder becomes an 'interested stockholder.' The restrictions do not apply if (i) the corporation has elected in its certificate of incorporation not to be governed by the Delaware anti-takeover law (the Company has not made such an election), (ii) prior to a person qualifying as an 'interested stockholder,' the Board of Directors approves either the business combination or the transaction which would cause such individual to become an 'interested stockholder,' (iii) upon consummation of the transaction in which any person becomes an 'interested stockholder,' such person owns at least 85% of the voting stock of the Company outstanding at the time the transaction commences (excluding shares owned by certain employee stock ownership plans and persons who are both directors and officers of the Company) or (iv) on or subsequent to the date on which a person becomes an 'interested stockholder,' the business combination is both approved by the Board of Directors and authorized at an annual or special meeting of the Company's shareholders, without written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the 'interested stockholder.'

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to the Offering there has been no market for the Common Stock of the Company. The Company can make no prediction as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices. See 'Risk Factors -- Shares Eligible for Future Sale.'


     Upon completion of the Offering, the Company will have 10,264,562 shares of Common Stock outstanding assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the 2,800,000 shares offered hereby (3,220,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restrictions or further registration under the Securities Act, except for any shares purchased by 'affiliates' of the Company, as that term is defined in Rule 144 under the Securities Act ('Affiliates'), which will be subject to the resale limitations imposed by Rule 144, as described below. The remaining 7,464,562 shares of Common Stock held by existing shareholders are 'restricted securities' within the meaning of Rule 144 and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration including, among others, the exemption provided by Rule 144 under the Securities Act ('Restricted Shares'). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below.

     All of the Company's executive officers and directors, who beneficially own 7,464,562 shares of Common Stock and options to purchase 67,181 shares of Common Stock, have agreed that they will not, without the prior written consent of Morgan Stanley & Co. Incorporated (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 180 days after the date of this Prospectus. The restrictions described in the preceding sentence do not apply to transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Offering. As a result of such contractual restrictions and the provisions of Rule 144 and 701, the Restricted Shares will be available for sale in the public market as follows:
(i) no such shares will be eligible for immediate sale on the date of this Prospectus; and (ii) all of such shares will be eligible for sale upon expiration of the lock-up agreements 180 days after the date of this Prospectus, subject to the volume limitations and other conditions of Rule 144 described below.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are required to be aggregated) whose restricted securities have been outstanding for at least one year, including a person who may be deemed an 'affiliate' of the Company, may only sell a number of shares within any three-month period which does not exceed the greater of (i) one percent of the then outstanding shares of the Company's Common Stock (approximately 102,646 shares after the Offering, 106,846 if the over-allotment option is exercised in full) or (ii) the average weekly trading volume in the Company's Common Stock in the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. A person who is not an affiliate of the issuer, has not been an affiliate within three months prior to the sale and has owned the restricted securities for at least two years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above.

     Beginning 90 days after the date of this Prospectus, certain shares issued or issuable upon the exercise of options granted by the Company prior to the date of this Prospectus will also be eligible for sale in the public market pursuant to Rule 701 under the Act. In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, in reliance upon Rule 144, but without compliance with certain restrictions of Rule 144, including the holding period requirements. The Company has granted options covering 67,181 shares of Common Stock which have not been exercised and which become exercisable at various times in the future. Any shares of Common Stock issued upon the exercise of these options will be eligible for sale pursuant to Rule 701.


     The Company intends to file a registration statement under the Securities Act covering 750,000 shares of Common Stock reserved for issuance under the 1998 Stock Option Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the effective date of this Offering. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market unless such shares are subject to vesting restrictions with the Company. As of March 31, 1997, there were outstanding options for the purchase of 67,181 shares of Common Stock and immediately following completion of this Offering it is anticipated that the Company will grant options to purchase an additional 250,000 to 300,000 shares of Common Stock.


                                  UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the 'Underwriting Agreement'), the Underwriters named below (the 'Underwriters'), for whom Morgan Stanley & Co. Incorporated, William Blair & Company, L.L.C. and Hambrecht & Quist LLC are serving as Representatives (the 'Representatives'), have severally agreed to purchase, and the Company has agreed to sell to the Underwriters, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                                              NUMBER
NAME                                                                                        OF SHARES
---------------------------------------------------------------------------------------     ----------
Morgan Stanley & Co. Incorporated......................................................
William Blair & Company, L.L.C.........................................................
Hambrecht & Quist LLC..................................................................
                                                                                            ----------
Total..................................................................................      2,800,000

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of $ a share under the public offering price. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $ a share to other Underwriters or to certain other dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company has granted the Underwriters an option, exercisable for 30 days from the date of the Prospectus, to purchase up to 420,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

     See 'Shares Eligible for Future Sale' for a description of certain arrangements by which all of the Company's executive officers and directors, who beneficially own 7,464,562 shares of Common Stock and options to purchase 67,181 shares of Common Stock, have agreed not to sell or otherwise dispose of Common Stock or convertible securities of the Company for up to 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. The Company has agreed in the Underwriting Agreement that it will not, directly or indirectly, without the prior written consent of Morgan Stanley & Co. Incorporated, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus. Morgan Stanley & Co. Incorporated has indicated that it has no present intention of waiving compliance by the Company with the restriction set forth in the preceding sentence. The restriction set forth above does not apply to (i) the issuance by the Company of shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of the Underwriting Agreement of which the Underwriters have been advised in writing or (ii) the grant of options to purchase shares of the Company's Common Stock pursuant to the 1998 Stock Option Plan, provided that such options are not exercisable within the 180 day period after the date of this Prospectus.


     At the request of the Company, the Underwriters have reserved for sale at the initial public offering price up to 140,000 shares offered hereby for officers, directors, employees and certain other persons associated with the Company. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales in excess of five percent of the total number of shares of Common Stock offered hereby to accounts over which they exercise discretionary authority.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.


     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol 'PDII.'


     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may cease any of these activities at any time.

PRICE OF THE OFFERING

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiations between the Company and the Representatives. Among the factors considered in determining the initial public offering price will be the future prospects of the Company and its industry in general; revenue, earnings and certain other financial and operating information of the Company in recent periods; and certain ratios, market prices of securities and certain financial operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Prospectus is subject to change as a result of market conditions or other factors.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Morse, Zelnick, Rose & Lander, LLP, 450 Park Avenue, New York, New York 10022 and for the Underwriters by Ropes & Gray, One International Place, Boston, Massachusetts 02110. Certain matters relating to rules and regulations promulgated by the FDA and other regulatory matters will be passed upon for the Company by Farkas & Manelli, P.L.L.C., 1233 20th Street, N.W. Suite 700, Washington, D.C. 20036-2396.

                                    EXPERTS

     The balance sheets as of December 31, 1997 and 1996 and the statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1997 included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     The Company has filed with the Securities and Exchange Commission (the 'Commission') a Registration Statement on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus, which is part of the Registration Statement, omits certain information, exhibits, schedules and undertakings set forth in the Registration Statement. For further information pertaining to the Company and the Common Stock, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents or provisions of any documents referred to herein are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the Registration Statement, reference is made to the exhibit so filed. The Registration Statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at such address, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ('EDGAR') system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----

PROFESSIONAL DETAILING, INC.:

     Report of Independent Accountants.....................................................................    F-2

     Balance Sheets........................................................................................    F-3

     Statements of Operations..............................................................................    F-4

     Statements of Cash Flows..............................................................................    F-5

     Statements of Shareholders' Equity....................................................................    F-6

     Notes to Financial Statements.........................................................................    F-7

After the merger discussed in Note 2 to the Financial Statements is effected, we will be in a position to render the following report.

                                          /s/ Coopers & Lybrand L.L.P.


Parsippany, New Jersey
April 20, 1998


                       REPORT OF INDEPENDENT ACCOUNTANTS
                            ------------------------


To the Shareholders and
Board of Directors of Professional Detailing, Inc.:


     We have audited the accompanying balance sheets of Professional Detailing, Inc. as of December 31, 1997 and 1996, and the related statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the finanicial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Detailing, Inc. as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


Parsippany, New Jersey
April 20, 1998, except as
to the information presented
in Note 2, for which the date
is                   .

                          PROFESSIONAL DETAILING, INC.
                                 BALANCE SHEETS


                                                                                            MARCH 31, 1998
                                                               DECEMBER 31,           --------------------------
                                                         -------------------------                    PRO FORMA
                                                            1996          1997          ACTUAL        (NOTE 14)
                                                         ----------    -----------    -----------    -----------
                                                                                             (UNAUDITED)
ASSETS
Current assets:
Cash and cash equivalents.............................   $2,403,011    $ 5,759,918    $10,673,520    $ 6,756,820
Contract payments receivable..........................    3,037,566      2,073,356      9,207,294      9,207,294
Unbilled costs and accrued profits on contracts in
  progress............................................    1,756,583      3,740,021      2,171,914      2,171,914
Receivable from affiliate, net........................       84,327         27,161         77,272         77,272
Other current assets..................................       30,000        297,032      1,083,790      1,083,790
                                                         ----------    -----------    -----------    -----------
     Total current assets.............................    7,311,487     11,897,488     23,213,790     19,297,090
  Net property, plant & equipment:....................      395,062        547,377      1,268,066      1,268,066
                                                         ----------    -----------    -----------    -----------
Total assets..........................................   $7,706,549    $12,444,865    $24,481,856    $20,565,156
                                                         ----------    -----------    -----------    -----------
                                                         ----------    -----------    -----------    -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable......................................   $  608,895    $   473,832    $   730,286    $   730,286
Note payable..........................................           --         68,365         60,295         60,295
Accrued incentives....................................    2,905,506      2,806,839      2,463,998      2,463,998
Accrued salaries and wages............................      896,202      1,417,789      2,368,928      2,368,928
Unearned contract revenue.............................    3,857,738      6,635,769     13,217,905     13,217,905
Other accrued expenses................................      463,754      2,117,330      1,723,744      1,723,744
                                                         ----------    -----------    -----------    -----------
     Total current liabilities........................   $8,732,095    $13,519,924     20,565,156     20,565,156
                                                         ----------    -----------    -----------    -----------
Commitments and contingencies (note 11)
Shareholders' equity:
Common stock, $.01 par value; 30,000,000 shares
  authorized; shares issued and outstanding, 1996 -
  7,464,562; 1997 and March 31, 1998 - 7,464,562......       74,646         74,646         74,646         74,646
Additional paid-in capital............................           --      4,193,852      4,193,852        277,152
Retained deficit......................................   (1,089,852)    (5,241,735)      (261,293)      (261,293)
Deferred compensation.................................           --       (101,822)       (90,505)       (90,505)
Shareholder loan......................................      (10,340)            --             --             --
                                                         ----------    -----------    -----------    -----------
     Total shareholders' (deficit) equity.............   (1,025,546)    (1,075,059)     3,916,700             --
                                                         ----------    -----------    -----------    -----------
Total liabilities & shareholders' equity..............   $7,706,549    $12,444,865    $24,481,856    $20,565,156
                                                         ----------    -----------    -----------    -----------

                                                         ----------    -----------    -----------    -----------

    The accompanying notes are an integral part of these financial statements

                          PROFESSIONAL DETAILING, INC.
                            STATEMENTS OF OPERATIONS


                                                                                        THREE MONTHS ENDED
                                              FOR THE YEAR ENDED DECEMBER 31,                MARCH 31,
                                          ---------------------------------------    -------------------------
                                             1995          1996          1997           1997          1998
                                          -----------   -----------   -----------    -----------   -----------
                                                                                            (UNAUDITED)
Revenue.................................  $18,497,071   $33,013,360   $54,673,986    $ 9,980,496   $23,450,219
Program expenses (including related
  party amounts of $0, $671,810,
  $1,564,606, $410,491 and $533,430 for
  the periods ended December 31, 1995,
  1996, 1997 and the three months ended
  March 31, 1997 and 1998,
  respectively).........................   15,526,628    27,117,859    44,392,424      8,587,154    15,960,536
                                          -----------   -----------   -----------    -----------   -----------
Gross profit............................    2,970,443     5,895,501    10,281,562      1,393,342     7,489,683
Compensation expense....................    2,124,470     3,190,984     5,120,969      1,300,315     1,997,311
Bonus to majority shareholder...........      425,000     1,500,000     2,243,000        560,750            --
Stock grant expense.....................           --            --     4,470,000      4,470,000            --
Other general, selling & administrative
  expenses..............................    1,158,475     1,650,049     2,754,522        680,236       601,804
                                          -----------   -----------   -----------    -----------   -----------
Total general, selling & administrative
  expenses..............................    3,707,945     6,341,033    14,588,491      7,011,301     2,599,115
                                          -----------   -----------   -----------    -----------   -----------
Operating (loss) income.................     (737,502)     (445,532)   (4,306,929)    (5,617,959)    4,890,568
Other income, net.......................       69,981        98,072       155,046         10,869        89,874
                                          -----------   -----------   -----------    -----------   -----------
Net (loss) income.......................  $  (667,521)  $  (347,460)  $(4,151,883)    (5,607,090)    4,980,442
                                          -----------   -----------   -----------    -----------   -----------
                                          -----------   -----------   -----------    -----------   -----------
Basic net (loss) income
  per share.............................  $     (0.09)  $     (0.05)  $     (0.56)   $     (0.75)  $      0.67
                                          -----------   -----------   -----------    -----------   -----------
                                          -----------   -----------   -----------    -----------   -----------
Diluted net (loss) income
  per share.............................  $     (0.09)  $     (0.05)  $     (0.56)   $     (0.75)  $      0.66
                                          -----------   -----------   -----------    -----------   -----------
                                          -----------   -----------   -----------    -----------   -----------
Basic weighted average number of shares
  outstanding...........................    7,464,562     7,464,562     7,464,562      7,464,562     7,464,562
                                          -----------   -----------   -----------    -----------   -----------
                                          -----------   -----------   -----------    -----------   -----------
Diluted weighted average number of
  shares outstanding....................    7,464,562     7,464,562     7,464,562      7,464,562     7,523,423

                                          -----------   -----------   -----------    -----------   -----------
                                          -----------   -----------   -----------    -----------   -----------
Pro forma data (unaudited) (see note 3):
Net (loss) income, as reported..........     (667,521)     (347,460)   (4,151,883)    (5,607,090)    4,980,442
Pro forma income tax benefit............       14,167            --            --             --       996,084
                                          -----------   -----------   -----------    -----------   -----------
Pro forma net (loss) income.............  $  (653,354)  $  (347,460)  $(4,151,883)   $(5,607,090)  $ 3,984,358
                                          -----------   -----------   -----------    -----------   -----------
                                          -----------   -----------   -----------    -----------   -----------
Pro forma basic net (loss) income per
  share.................................  $     (0.09)  $     (0.05)  $     (0.56)   $     (0.75)  $      0.53
                                          -----------   -----------   -----------    -----------   -----------
                                          -----------   -----------   -----------    -----------   -----------
Pro forma diluted net (loss) income per
  share.................................  $     (0.09)  $     (0.05)  $     (0.56)   $     (0.75)  $      0.53
                                          -----------   -----------   -----------    -----------   -----------
                                          -----------   -----------   -----------    -----------   -----------
Pro forma basic weighted average number
  of shares outstanding.................    7,464,562     7,464,562     7,464,562      7,464,562     7,464,562
                                          -----------   -----------   -----------    -----------   -----------
                                          -----------   -----------   -----------    -----------   -----------
Pro forma diluted weighted average
  number of shares outstanding..........    7,464,562     7,464,562     7,464,562      7,464,562     7,523,423
                                          -----------   -----------   -----------    -----------   -----------
                                          -----------   -----------   -----------    -----------   -----------


   The accompanying notes are an integral part of these financial statements

                          PROFESSIONAL DETAILING, INC.
                            STATEMENTS OF CASH FLOWS


                                                                                                THREE MONTHS ENDED
                                                        FOR THE YEAR ENDED DECEMBER 31,              MARCH 31,
                                                     -------------------------------------   -------------------------
                                                        1995         1996         1997          1997          1998
                                                     ----------   ----------   -----------   -----------   -----------
                                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income from operations..................  $ (667,521)  $ (347,460)  $(4,151,883)  $(5,607,090)  $ 4,980,442
    Adjustments to reconcile net loss to net cash
       provided by (used in) operating activities:
       Depreciation................................      85,040      104,531       137,852        28,629        46,678
       Non-cash compensation expense -- stock grant
         to officer................................          --           --     4,050,000     4,050,000            --
       Non-cash compensation expense -- stock
         options...................................          --           --        42,030         8,076        11,317
    Other changes in assets and liabilities:
       Decrease (Increase) in contract payments
         receivable................................   2,779,325     (188,033)      964,210    (2,101,317)   (7,133,938)
       (Increase) Decrease in unbilled costs.......  (2,135,921)     495,651    (1,983,438)     (461,714)    1,568,107
       Decrease (Increase) in other current
         assets....................................     136,354       22,253      (267,032)      (45,044)     (786,758)
       Increase (Decrease) in trade accounts
         payable...................................     538,152       55,743      (135,063)       (5,073)      256,454
       Increase (Decrease) in accrued
         liabilities...............................     825,228    2,522,659       422,920       651,709      (736,427)
       (Decrease) Increase in unearned contract
         revenue...................................  (1,723,336)    (506,902)    2,778,031     4,893,488     6,582,136
       Increase (Decrease) in payable to
         affiliate.................................          --      284,877      (138,859)      130,503            --
       (Decrease) Increase in other current
         liabilities...............................     (68,947)     360,107     1,653,576       820,461       951,139
                                                     ----------   ----------   -----------   -----------   -----------
Net cash provided by (used in) operating
  activities.......................................    (231,626)   2,803,426     3,372,344     2,362,628     5,739,150
                                                     ----------   ----------   -----------   -----------   -----------

CASH FLOWS PROVIDED BY (USED IN) INVESTING
  ACTIVITIES
    Purchase of equipment..........................    (139,415)    (271,503)     (290,167)      (37,637)     (767,367)
    Advances to affiliate..........................          --     (369,204)           --      (299,660)      (50,111)
    Repayments of advances from affiliate..........          --           --       196,025            --            --
                                                     ----------   ----------   -----------   -----------   -----------
Net cash used in investing activities..............    (139,415)    (640,707)      (94,142)     (337,297)     (817,478)
                                                     ----------   ----------   -----------   -----------   -----------

CASH FLOWS PROVIDED BY (USED IN) FINANCING

  ACTIVITIES
    Proceeds from issuance of note payable.........          --           --       100,000       100,000            --
    Payments on note payable.......................          --           --       (31,635)       (8,494)       (8,070)
    Repayment of shareholder loan..................          --           --        10,340            --            --
                                                     ----------   ----------   -----------   -----------   -----------
Net cash provided by (used in) financing
  activities.......................................          --           --        78,705        91,506        (8,070)
                                                     ----------   ----------   -----------   -----------   -----------
Net (decrease) increase in cash and cash
  equivalents......................................    (371,041)   2,162,719     3,356,907     2,116,837     4,913,602
Cash and cash equivalents -- beginning                  611,333      240,292     2,403,011     2,403,011     5,759,918
                                                     ----------   ----------   -----------   -----------   -----------
Cash and cash equivalents -- ending                  $  240,292   $2,403,011   $ 5,759,918   $ 4,519,848   $10,673,520
                                                     ----------   ----------   -----------   -----------   -----------
                                                     ----------   ----------   -----------   -----------   -----------
Cash paid for interest.............................          --           --   $     7,179   $     7,179   $     9,055
                                                     ----------   ----------   -----------   -----------   -----------
                                                     ----------   ----------   -----------   -----------   -----------


   The accompanying notes are an integral part of these financial statements

                          PROFESSIONAL DETAILING, INC.
                       STATEMENTS OF SHAREHOLDERS' EQUITY



                                         COMMON STOCK
                                     ---------------------                                ADDITIONAL
                                     OUTSTANDING               DEFERRED     SHAREHOLDER    PAID IN          RETAINED
                                       SHARES      AMOUNT    COMPENSATION      LOAN        CAPITAL     EARNINGS/(DEFICIT)
                                     -----------   -------   ------------   -----------   ----------   ------------------
Balance -- December 31, 1994.......   7,464,562    $74,646    $       --     $ (10,340)   $       --      $    (74,871)
Net loss for the year ended
  December 31, 1995................          --         --            --            --            --          (667,521)
                                     -----------   -------   ------------   -----------   ----------   ------------------
Balance -- December 31, 1995.......   7,464,562     74,646            --       (10,340)           --          (742,392)
Net loss for the year ended
  December 31, 1996................          --         --            --            --            --          (347,460)
                                     -----------   -------   ------------   -----------   ----------   ------------------
Balance -- December 31, 1996 ......   7,464,562     74,646            --       (10,340)           --        (1,089,852)
Stock grant........................          --         --            --            --     4,050,000                --
Deferred compensation-stock
  options..........................          --         --      (101,822)           --       143,852                --
Repayment of shareholder loan .....          --         --            --        10,340            --                --
Net loss for the year ended
  December 31, 1997................          --         --            --            --            --        (4,151,883)
                                     -----------   -------   ------------   -----------   ----------   ------------------
Balance -- December 31, 1997.......   7,464,562    $74,646    $ (101,822)    $      --    $4,193,852      $ (5,241,735)
Net income for the quarter ended
  March 31, 1998 (unaudited).......          --         --            --            --            --         4,980,442
Amortization of deferred
  compensation expense
  (unaudited)......................          --         --        11,317            --            --                --
                                     -----------   -------   ------------   -----------   ----------   ------------------
Balance--March 31, 1998
  (unaudited)......................   7,464,562    $74,646    $  (90,505)    $      --    $4,193,852      $   (261,293)
                                     -----------   -------   ------------   -----------   ----------   ------------------
                                     -----------   -------   ------------   -----------   ----------   ------------------


   The accompanying notes are an integral part of these financial statements

                          PROFESSIONAL DETAILING, INC.
                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Nature of Business

     Professional Detailing, Inc. (the 'Company') is a leading provider of comprehensive customized sales solutions on an outsourced basis to the United States pharmaceutical industry.


  Interim Financial Statements



     The financial statements as of March 31, 1998, and for the three months ended March 31, 1997 and 1998 are unaudited. In the opinion of management, this financial information includes all adjustments that management considers necessary for a fair presentation of the data for such periods. Operating results for the first quarter of 1998 may not be indicative of future operating results.


  Use of Estimates


     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.


  Revenue Recognition


     Revenue is earned primarily by performing services under contracts and is recognized as the services are performed and the right to receive payment for such services is assured. Program expenses consist primarily of the costs associated with the execution of a detailing program. Such expenses include personnel costs and the initial direct costs associated with staffing a program. Personnel costs, which constitute the largest portion of program expenses, include all labor related costs, such as salaries, bonuses, fringe benefits and payroll taxes for the sales representatives and managers who are directly responsible for the rendering of services in connection with a particular program. Initial direct program costs are those costs associated with initiating a program, such as recruiting, hiring and training the sales representatives who staff a particular program. All personnel costs and initial direct program costs, other than training costs, are expensed as incurred. Training costs include the costs of training the sales representatives and managers so that they are qualified to properly render the services specified in the contracts. Training costs are deferred and amortized on a straight-line basis over the life of the contract to which they relate. Certain of the Company's contracts provide that the initial payment received by the Company upon commencement of a program is compensation for all or a portion of its initial direct program costs. In such instances, revenue is recognized to the extent of such initial payment in the period in which initial direct program costs are incurred.



     The Company's contracts generally are for terms of six months to one year and are subject to renewal upon expiration. In addition, a single contract may account for a significant portion of the Company's total revenue. The Company's contracts may be terminated by the client at any time for any reason. Also, contracts typically contain significant penalties if the Company fails to meet stated performance benchmarks. While the cancellation of certain of the Company's contracts by a client without cause may result in the imposition of penalties on such client, such penalties may not act as an adequate deterrent to the termination of any such contracts. In addition, there can be no assurance that such penalties will offset the revenue which could have been earned under such contract or the costs which the Company may incur as a result of such termination. The loss or termination of one or more contracts could have a material adverse affect on the Company's business and results of operations. To date, no programs have been terminated for cause.


  Fair Value of Financial Instruments

     The book values of cash and cash equivalents, contract payments receivable, accounts payable and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. The fair value of the Company's note payable is estimated based on the current rates offered to the

                          PROFESSIONAL DETAILING, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) Company for debt of similar terms and maturities. Under this method, the fair value of the Company's note payable was not significantly different than the book value of December 31, 1997.

  Unbilled Costs and Accrued Profits and Unearned Contract Revenue


     In general, contractual provisions including predetermined payment schedules or submission of appropriate billing detail establish the prerequisites for billings. Unbilled costs and accrued profits arise when services have been rendered and payment is assured but clients have not been billed. These amounts are classified as a current asset. Normally, the clients agree to pay the Company a portion of the fee due under a contract in advance of performance of services because of large recruiting and employee development costs associated with the beginning of a contract. The excess of amounts billed over revenue recognized represents unearned contract revenue, which is classified as a current liability.



  Cash and Cash Equivalents

     Cash and cash equivalents consist of unrestricted cash accounts and Certificates of Deposit with a maturity of three months or less at the date of purchase.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost. The estimated useful lives of asset classifications are seven years for furniture and fixtures and five years for office equipment and computer equipment. Depreciation is computed using the straight-line method, and the cost of leasehold improvements is amortized over the shorter of the estimated service lives or the terms of the related leases. Repairs and maintenance are charged to expense as incurred. Upon disposition, the asset and related accumulated depreciation are relieved and any gains or losses are reflected in operations.

  Stock-Based Compensation

     Statement of Financial Accounting Standard No. 123, 'Accounting for Stock-Based Compensation' allows companies a choice of measuring employee stock-based compensation expense based on the fair value method of accounting or based upon the intrinsic value approach under APB Opinion No. 25. The Company has elected to measure compensation expense based upon the intrinsic value approach under APB Opinion No. 25.

  Advertising

     The Company recognizes advertising costs as incurred. The total amounts charged to advertising expense were $242,408, $87,104 and $159,206 for the years ended December 31, 1995, 1996 and 1997, respectively.

  Income Taxes

     The Company elected to be taxed under Subchapter S of the Internal Revenue Code of 1986, as amended effective January 1, 1991 and under the corresponding provisions of the laws of the State of New Jersey effective January 1, 1994. Consequently, the Company has not been subject to Federal or New Jersey state income taxes, other than a New Jersey corporate income tax of approximately 2%.

2. ANTICIPATED MERGER (UNAUDITED)


     In connection with a contemplated initial public offering (the 'IPO'), the Company will reincorporate in Delaware. To effect such reincorporation, Professional Detailing, Inc., a New Jersey corporation (the 'New Jersey Entity') will merge with and into Professional Detailing, Inc., a Delaware corporation (the 'Delaware Entity'). As a result of the merger, the existing shareholders will own 7,464,562 shares of the Delaware Entity's common stock which shares will constitute all of the issued and outstanding shares of common stock of the Delaware Entity prior to the IPO. In addition, outstanding options to purchase common stock of the New Jersey

                          PROFESSIONAL DETAILING, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

ANTICIPATED MERGER--(CONTINUED)

Entity will be converted into 67,181 options to purchase shares of common stock of the Delaware Entity at $1.61 per share. The conversion of shares and options related to the anticipated merger has been retroactively reflected in the Company's financial statements.



3. HISTORICAL AND PRO FORMA BASIC AND DILUTED NET LOSS PER SHARE



     Historical and Pro forma basic and diluted net loss per share was calculated based on the requirements of Statement of Financial Accounting Standards ('SFAS') No. 128, 'Earnings Per Share.'



     At December 31, 1997, outstanding options to purchase 67,181 shares of common stock with an exercise price of $1.61 per share could potentially dilute basic earnings per share in the future but have not been included in the computation of historical and pro forma diluted net loss per share because to do so would have been antidilutive. An unaudited reconciliation of the number of shares used in the calculation of basic and diluted earnings per share for the three month period ended March 31, 1998 is as follows:



                                                                        THREE MONTHS
                                                                           ENDED
                                                                       MARCH 31, 1998
                                                                       --------------
                                                                        (UNAUDITED)
Basic weighted average number of common shares outstanding..........      7,464,562
Dilutive effect of stock options....................................         58,861
                                                                       --------------
Diluted weighted average number of common shares outstanding........      7,523,423
                                                                       --------------
                                                                       --------------




     The dilutive effect of stock options was calculated using the treasury stock method, assuming a market price of common stock of $13.00 per share.


4. PROPERTY, PLANT AND EQUIPMENT

     Property, Plant and Equipment consists of the following:

                                                                                      DECEMBER 31,
                                                                                 ----------------------
                                                                                   1996         1997
                                                                                 --------    ----------
Furniture and fixtures........................................................   $ 38,175    $   81,759
Office equipment..............................................................    176,366       217,796
Computer equipment............................................................    600,200       805,353
Leasehold improvements........................................................     18,693        18,693
                                                                                 --------    ----------
Total Property, Plant and Equipment...........................................    833,434     1,123,601

Less accumulated depreciation and amortization................................    438,372       576,224
                                                                                 --------    ----------
Property, Plant and Equipment, net............................................   $395,062    $  547,377
                                                                                 --------    ----------
                                                                                 --------    ----------

5. OPERATING LEASES


     The Company leases facilities and certain equipment under agreements classified as operating leases. Lease expense under these agreements for the twelve months ended December 31, 1995, 1996 and 1997 were $139,070, $165,020 and $182,353, respectively. The Company's facilities lease expires on April 29, 1998. The Company has entered into a new lease to take effect in May 1998 for a term of 66 months with an option to extend for an additional five years.

                          PROFESSIONAL DETAILING, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

5. OPERATING LEASES--(CONTINUED)
     The following is a schedule by year of the future minimum lease payments as of December 31, 1997 required under these agreements:

1998......................................................................................  $    368,506
1999......................................................................................       581,954
2000......................................................................................       558,075

2001......................................................................................       550,688
2002......................................................................................       550,687
Thereafter................................................................................       525,656
                                                                                            ------------
Total.....................................................................................  $  3,135,566
                                                                                            ------------
                                                                                            ------------

6. SIGNIFICANT CUSTOMERS

     During 1995, 1996 and 1997, the Company had several significant customers for which it provided services under specific contractual arrangements. The following sets forth the revenue generated by customers who accounted for more than 10% of the Company's revenue during each of the periods presented.


                      YEARS ENDED DECEMBER 31,
              -----------------------------------------
CUSTOMERS        1995           1996           1997
----------    ----------     ----------     -----------
    A         $7,982,670     $9,831,457     $13,507,000
    B             *              *           13,026,665
    C          3,264,659      5,364,235      10,548,472
    D          1,845,363      5,360,264          *
    E             *           7,159,520          *
    F          2,509,702         *               *


------------------
* Less than 10% of revenue.

     At December 31, 1996 and 1997, these customers represented 98.3% and 79.5%, respectively, of outstanding receivables and unbilled services. The loss of any one of the foregoing customers could have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. BORROWINGS

     On January 7, 1997, the Company entered into a $100,000 note payable agreement with a commercial bank with an interest rate of 8.25% maturing on January 7, 2000. The note is collateralized by all present and future assets of the Company and a personal guarantee by the majority shareholder. Payments of $3,145, including principal and interest, are payable monthly. In addition the Company has a $500,000 line of credit from the bank under which interest would be payable monthly on the outstanding balance at a floating rate equal to 1% above the prime rate. The Company has also obtained a commitment from the bank for a $1 million line of credit, the proceeds of which are to be used exclusively for capital expenditures. This line would be for a term of nine months and would bear interest payable monthly at a floating rate equal to 0.75%

above the prime rate. At the end of the nine months, any outstanding balance would be payable in 60 equal monthly installments of principal and interest computed at a rate of 0.75% above the prime rate on the date of conversion.


     As of December 31, 1997, the Company has not drawn on either line. Both lines are collateralized by a lien on all of the assets of the Company and the personal guaranty of the Company's majority shareholder. In addition, if the Company were to draw on such lines, it could be subject to certain restrictive financial covenants and other customary provisions found in commercial loan documentation. Committment fees associated with the lines are immaterial.

                          PROFESSIONAL DETAILING, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

8. RELATED PARTY TRANSACTIONS

     In 1996 and 1997, the Company purchased certain print advertising for initial recruitment of representatives through a company that was wholly-owned by the Company's majority shareholder. Additionally, the Company also provided administrative services to this affiliate. The net amounts charged to the Company for these purchases amounted to $671,810 and $1,564,606 for the years ended December 31, 1996 and 1997. As of December 31, 1996 and 1997, the amounts payable to affiliate totaled $284,877 and $146,018, respectively. The Company also made advances to this affiliate in 1996. As of December 31, 1996 and 1997, the amounts due the Company as a result of these advances were $369,204 and $173,179, respectively.

9. LOAN TO SHAREHOLDER

     As of December 31, 1996 and 1995, the Company had loans of $10,340 to its then sole shareholder. Such loans were repaid in 1997.


     The Company loaned $1.4 million to its President and Chief Executive Officer, Charles T. Saldarini in April 1998. The proceeds of this loan were used to pay Mr. Saldarini's income taxes relating to his receipt of shares of Common Stock. Such loan is for a term of three years, bears interest at a rate equal to 5.4% per annum payable quarterly in arrears and is secured by a pledge of the shares of Common Stock held by Mr. Saldarini.


10. RETIREMENT PLANS

     In 1995, 1996 and 1997, the Company provided its employees with a qualified profit sharing plan with 401(k) features. The Company made contributions of $58,667, $99,917 and $172,310 to this plan for the years ended December 31, 1995, 1996 and 1997, respectively.

     Effective January 1, 1997, the Company has committed to make mandatory contributions to the 401(k) plan. This commitment requires contributions from the Company each year equal to 100% of the amount contributed by each employee up to 2% of the employee's wages. Any additional contribution to the plan is at the discretion of the Company.

11. COMMITTMENTS AND CONTINGENCIES

     The Company is engaged in the business of detailing pharmaceutical products. Such activities could expose the Company to risk of liability for personal injury or death to persons using such products, although the Company does not commercially market or sell the products to end users. While the Company has not been subject to any claims or incurred any liabilities due to such claims, there can be no assurance that substantial claims or liabilities will not arise in the future. The Company seeks to reduce its potential liability through measures such as contractual indemnification provisions with clients (the scope of which may vary from client to client, and the performances of which are not secured) and reliance on insurance maintained by clients. The Company could, however, also be held liable for errors and omissions of its employees in connection with the services it performs that are outside the scope of any indemnity. The Company could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is outside the scope of the indemnification agreements; if the indemnity, although applicable, is not performed in accordance with its terms; or if the Company's liability exceeds the amount of applicable insurance or indemnity. The Company currently does not carry product liability insurance and is not insured against the errors and omissions of its employees.


     From time to time the Company is involved in litigation incidental to its business. The Company is not currently a party to any pending litigation which, if decided adversely to the Company, would have a material adverse effect on the business, financial condition or results of operations of the Company.


12. STOCK GRANT

     In January of 1997, the Company issued 1,119,684 shares of its common stock to its President and Chief Operating Officer. As a result, Mr. Saldarini owned 15.0% of the Company's outstanding shares of common

                          PROFESSIONAL DETAILING, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

12. STOCK GRANT--(CONTINUED)

stock at that time (taking into account the issuance of such shares). The Company has treated these shares as outstanding for all periods.



     This grant of stock was in consideration of services performed on behalf of the Company. The value of the shares, as determined by Hempstead & Co. Incorporated, independent valuation experts, was $4,050,000. Such valuation was prepared utilizing standard valuation techniques used to value businesses including discounted cash flow and comparable transactions. The Company has recognized $4,470,000 in compensation and related expenses in the first quarter of 1997. Such expenses include a reserve for taxes related to such grant.


13. STOCK OPTION PLAN

     Effective in January of 1997, the Company adopted its 1997 Stock Option Plan (the 'Plan'). A total of 74,646 shares of common stock have been reserved for issuance under the Plan. Pursuant to the Plan, the Company may grant incentive stock options and nonqualified options to eligible officers, directors and key employees and consultants of the Company. The selection of participants, allotment of shares, determination of price and other conditions relating to the granting of options is currently determined by the Company's shareholders. As of December 31, 1997 there were 7,465 shares remaining in the Plan which were available for future grants.

     Options granted under the Plan, once vested, are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than 100% of the fair market value of the common stock on the date of grant, unless otherwise determined by the Company's shareholders.

     During 1997, there were two grants of stock options to officers of the Company, one in January for 39,189 shares at an exercise price of $1.61 and one in March for 27,992 shares at an exercise price of $1.61. Both grants expire on December 31, 2005. In connection with the grant of such options, the Company will amortize $143,852 of compensation expense over the expected vesting period. The options are expected to vest as follows: one-third shall be exercisable on the earlier of June 30, 1998 or the date of the initial public offering (the 'Initial Exercise Date'), another third shall become exercisable on the first anniversary of the Initial Exercise Date and the final third become exercisable on the second anniversary of the Initial Exercise Date. As of December 31, 1997, none of the options were exercisable as the public offering had not yet taken place and $42,030 of compensation expense has been recognized. The weighted-average remaining contractual life of the outstanding options was 8.0 years. The weighted average grant price was $1.61. There were no options granted for any period prior to January 1, 1997.

     Had compensation cost for the Company's stock option grants been determined for awards consistent with the fair value approach of Statement of Financial Accounting Standard No. 123, 'Accounting for Stock Based Compensation,' which requires recognition of compensation cost ratably over the vesting period of the underlying instruments, the Company's pro forma net loss and pro forma basic and diluted loss per share would have been adjusted to the amounts indicated below:


                                                                                                 1997
                                                                                              ----------
Pro forma Net loss--As reported............................................................   (4,151,883)
Pro forma Net loss--As adjusted............................................................   (4,202,165)

Pro forma Basic and Diluted Loss Per Share--as reported....................................        (0.56)
Pro forma Basic and Diluted Loss Per Share--as adjusted....................................        (0.56)


     Compensation cost for the determination of Net loss--As adjusted and related per share amounts were estimated using a minimum value approach with an option pricing model and the following assumptions (i) risk free interest rate 6.27%, (ii) expected life 5 years, (iii) expected dividends--0. The fair value of options granted during 1997 was $172,169.


     In March 1998, the Board of Directors of the Company adopted its 1998 Stock Option Plan (the '1998 Plan') which reserves for issuance up to 750,000 shares of its Common Stock, pursuant to which officers, directors and key employees of the Company and consultants to the Company are eligible to receive incentive

                          PROFESSIONAL DETAILING, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

13. STOCK OPTION PLAN--(CONTINUED)

and/or non-qualified stock options. The 1998 Plan, which has a term of ten years from the date of its adoption, will be administered by the Board of Directors or a committee designated by the Board of Directors. The selection of participants, allotment of shares, determination of price and other conditions relating to the purchase of options will be determined by the Board of Directors, or a committee thereof, in its sole discretion. Incentive stock options granted under the Plan are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than the fair market value of the Common Stock on the date of the grant, except that the term of an incentive stock option granted under the Plan to a shareholder owning more than 10% of the outstanding Common Stock may not exceed five years and its exercise price may not be less than 110% of the fair market value of the Common Stock on the date of the grant. Immediately after the completion of the Offering, the Company intends to grant incentive stock options to up to 200 employees covering between 250,000 and 300,000 shares of Common Stock. Such options will, generally, vest over three years and will be exercisable at the initial public offering price. Options to purchase 7,500 shares will be granted to each of the Company's three outside directors upon their taking office immediately following the closing of the Offering.



14. PRO FORMA INFORMATION (UNAUDITED)


  Pro Forma Provision For (Benefit From) Income Tax


     The accompanying financial statements reflect a provision/benefit for income taxes on a pro forma basis as if the Company were subject to Federal and New Jersey state income taxes as a taxable corporate entity throughout the years presented. The pro forma income tax provision is based upon the statutory rates in effect for C Corporations during the periods presented, with no tax benefits assumed for the net operating losses in 1997 and 1996. The pro forma effective tax rate for the period ended March 31, 1998 is 20%. The difference between the pro forma statutory rate of 40% and the effective rate relates to the net operating loss carryforwards assumed to be recognized in 1998, for which a valuation allowance would have been previously recorded. The Company expects its effective tax rate to approximate 40% in future periods. The Company will not be able to carry forward any net operating losses from periods prior to the IPO.



     Certain events, including the public offering of the Company's common stock, will automatically terminate the Company's S Corporation status, thereby subjecting future income to Federal and New Jersey state income taxes. Due to temporary differences in the recognition of revenue and expenses, income for financial reporting purposes has exceeded income for income tax purposes. Accordingly, the application of the provisions of SFAS No. 109, 'Accounting for Income Taxes' will result in the recognition of a net deferred tax liability (and a corresponding one-time charge to expense) in the period in which the initial public offering occurs. If the S Corporation status had been terminated as of March 31, 1998, this amount would have been immaterial.


  Pro Forma Balance Sheet


     The unaudited March 31, 1998 balance sheet as set forth herein reflects the final distribution of $3.9 million to the Company's existing shareholders immediately prior to consummation of the Offering, assuming such distribution occurred on March 31, 1998. The actual amount of the distribution will reflect shareholders' equity at March 31, 1998 of $3.9 million and the Company's earnings from April 1, 1998 to the consummation of the Offering.


15. NEW ACCOUNTING PRONOUNCEMENTS


     Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information, was issued in June 1997 and is effective for fiscal periods beginning after December 15, 1997. This pronouncement establishes the way in which publicly held business enterprises report information about operating segments in annual financial statements and interim reports to stockholders. As the Company operates in a single business segment the implementation of this standard is not expected to significantly impact the Company's financial statements as currently presented.

                                    [LOGO]


                          PROFESSIONAL DETAILING, INC.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Expenses in connection with the issuance and distribution of the Securities being registered hereunder, other than underwriting discounts and commissions, are estimated below.


SEC registration fee......................................................................   $   13,570
NASD filing fee...........................................................................        4,640
Nasdaq National Market listing fee........................................................       78,875
Printing and engraving costs..............................................................       *
Accounting fees and expenses..............................................................       *
Legal fees and expenses...................................................................       *
State securities law fees and expenses including fees of counsel..........................       *
Transfer Agent and Registrar fees and expenses............................................        3,500
Miscellaneous.............................................................................       *
                                                                                             ----------
     Total................................................................................   $1,000,000
                                                                                             ----------
                                                                                             ----------


------------------

* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Underwriting Agreement provides for reciprocal indemnification between the Company and its controlling persons, on the one hand, and the Underwriters and their respective controlling persons, on the other hand, against certain liabilities in connection with this Offering, including liabilities under the Securities Act of 1933, as amended (the 'Securities Act').

     The Registrant's Certificate of Incorporation and By-Laws provide that the Registrant shall indemnify its directors to the full extent permitted by the General corporation Law of the State of Delaware (the 'DGCL') and may indemnify its officers and employees to such extent, except that the Registrant shall not be obligated to indemnify any such person with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense, or for any amounts paid in settlement of an action indemnified against by the Registrant without the prior written consent of the Registrant. The Registrant intends to enter into indemnity agreements with each of its directors. These agreements may require the Registrant, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors, and to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' liability insurance if available on reasonable terms.

     In addition, the Registrant's Certificate of Incorporation provides that a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of his or her fiduciary duty as director, except for liability (i) for any breach of the directors' duty or loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which are intentional misconduct or a knowing violation of law,
(iii) for willful or negligent conduct in paying dividends or repurchasing stock out of any other lawfully available funds or (iv) for any transaction from which the director derives an improper personal benefit.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years the Company issued the following unregistered securities:

     On January 1, 1997 the Company issued shares of its Common Stock representing 15% of the total number of shares then outstanding to its then President and Chief Operating Officer, Charles T. Saldarini.

     On January 2, 1997 the Company granted options to acquire 39,189 shares of Common Stock to its Chief Operating Officer, Steven K. Budd. Such options are exercisable at $1.61 per share.

     On March 1, 1997 the Company granted options to acquire 27,992 shares of Common Stock to Bernard C. Boyle, its Chief Financial Officer. Such options are exercisable at $1.61 per share.

     None of the transactions described above involved a public offering of the Registrant's securities and all were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and by reason of Regulation D under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:


 EXHIBIT
   NO.                                                 DESCRIPTION
---------  ----------------------------------------------------------------------------------------------------

 1.1       Form of Underwriting Agreement(1)

 2.1       Form of Plan of Merger between Professional Detailing, Inc., a New Jersey corporation, and
           Professional Detailing Inc., a Delaware corporation(1)


 3.1       Certificate of Incorporation of Professional Detailing, Inc.(1)

 3.2       By-Laws of Professional Detailing, Inc.(1)

 4.1       Specimen Certificate Representing the Common Stock(1)

 5.1       Form of Opinion of Morse, Zelnick, Rose & Lander, LLP(1)

10.1       Form of 1998 Stock Option Plan(1)

10.2       Office Lease between IB Brell, L.P. (Landlord) and Professional Detailing, Inc. (Tenant) and
           amendment thereto(1)

10.3       Form of Employment Agreement between the Company and Charles T. Saldarini(1)

10.4       Agreement between the Company and John P. Dugan(1)

10.5       Form of Employment Agreement between the Company and Steven K. Budd(1)

10.6.      Form of Employment Agreement between the Company and Bernard C. Boyle(1)

23.1       Consent of Coopers & Lybrand L.L.P.

23.2       Consent of Morse, Zelnick, Rose & Lander, LLP (included in Exhibit 5.1)

23.3       Consent of Farkas & Manelli, P.L.L.C.(1)

24         Power of Attorney(1)

27         Financial Data Schedule

99.1       Consent of Director Nominee (John M. Pietruski)(1)

99.2       Consent of Director Nominee (Jan Martens Vecsi)(1)

99.3       Consent of Director Nominee (Gerald J. Mossinghoff)(1)

99.4       Consent of Hempstead & Company(1)


------------------
(1) Previously filed

ITEM 17.  CERTAIN UNDERTAKINGS

     A. The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.


     B. The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to Registration Statement No. 333-46321 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Mahwah, State of New Jersey, on the 28th day of April, 1998.


                                          PROFESSIONAL DETAILING, INC.

                                          By: /s/ Charles T. Saldarini
                                            ------------------------------------
                                              Charles T. Saldarini,
                                              President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement No. 333-46321 has been signed by the following persons in the capacities indicated and on the 28th day of April, 1998.


           SIGNATURE                                      TITLE
--------------------------------    --------------------------------------------------

/s/ JOHN P. DUGAN                   Chairman of the Board of Directors
-------------------------------
John P. Dugan

/s/ CHARLES T. SALDARINI            President, Chief Executive Officer and Director
-------------------------------
Charles T. Saldarini

/s/ BERNARD C. BOYLE                Chief Financial Officer (principal accounting and
-------------------------------     financial officer)
Bernard C. Boyle

                                 EXHIBIT INDEX


 EXHIBIT
  NUMBER     DESCRIPTION
----------   --------------------------------------------------------------------------------------------------------
    1.1       --   Form of Underwriting Agreement(1)
    2.1       --   Form of Plan of Merger between Professional Detailing, Inc., a New Jersey corporation, and
                   Professional Detailing Inc., a Delaware corporation(1)
    3.1       --   Certificate of Incorporation of Professional Detailing, Inc.(1)
    3.2       --   By-Laws of Professional Detailing, Inc.(1)
    4.1       --   Specimen Certificate Representing the Common Stock(1)
    5.1       --   Form of Opinion of Morse, Zelnick, Rose & Lander, LLP(1)
   10.1       --   Form of 1998 Stock Option Plan(1)
   10.2       --   Office Lease between IB Brell, L.P. (Landlord) and Professional Detailing, Inc. (Tenant) and
                   amendment thereto(1)
   10.3       --   Form of Employment Agreement between the Company and Charles T. Saldarini(1)
   10.4       --   Agreement between the Company and John P. Dugan(1)
   10.5       --   Form of Employment Agreement between the Company and Steven K. Budd(1)
   10.6       --   Form of Employment Agreement between the Company and Bernard C. Boyle(1)
   23.1       --   Consent of Coopers & Lybrand L.L.P.
   23.2       --   Consent of Morse, Zelnick, Rose & Lander, LLP (included in Exhibit 5.1)
   23.3       --   Consent of Farkas & Manelli, P.L.L.C.(1)
   24         --   Power of Attorney(1)
   27         --   Financial Data Schedule
   99.1       --   Consent of Director Nominee (John M. Pietruski)(1)
   99.2       --   Consent of Director Nominee (Jan Martens Vecsi)(1)
   99.3       --   Consent of Director Nominee (Gerald J. Mossinghoff)(1)
   99.4       --   Consent of Hempstead & Company(1)


------------------
(1) Previously filed